Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

COTTONWOOD COMMUNITIES, INC.,

COTTONWOOD COMMUNITIES GP SUBSIDIARY, LLC,

COTTONWOOD RESIDENTIAL O.P., LP,

REALSOURCE PROPERTIES, INC.,

REALSOURCE PROPERTIES OP, LP

AND

SOLELY WITH RESPECT TO SECTION 3.1(C) AND SECTION 10.12

REALSOURCE ADVISOR HOLDINGS, LLC

DATED AS OF JUNE 25, 2025

i

ii

DISCLOSURE LETTERS

RS Disclosure Letter

CCI Disclosure Letter

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of June 25, 2025 (this “Agreement”), is entered into by and among Cottonwood Communities, Inc., a Maryland corporation (“CCI”), Cottonwood Communities GP Subsidiary, LLC, a Maryland limited liability company and a wholly owned subsidiary of CCI (“Merger Sub”), Cottonwood Residential O.P., LP, a Delaware limited partnership (“CROP” and together with CCI and the Merger Sub, the “CCI Parties”), RealSource Properties, Inc., a Maryland corporation (“RS”), RealSource Properties OP, LP, a Delaware limited partnership and RS Subsidiary (defined below) (“RSOP” and together with RS, the “RS Parties”), and solely with respect to Section 3.1(c) and Section 10.12, RealSource Advisor Holdings, LLC, a Delaware limited liability company, in its capacity as the RS Representative (the “RS Representative”). Each of the CCI Parties and RS Parties is sometimes referred to herein as a “Party,” and, collectively, the CCI Parties and the RS Parties are referred to herein as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article 1.

RECITALS

WHEREAS, the Parties wish to effect a business combination in which RS will be merged with and into Merger Sub (the “REIT Merger”), with Merger Sub being the surviving entity, and each share of RS Common Stock issued and outstanding immediately prior to the Merger Effective Time that is not cancelled and retired pursuant to this Agreement will be converted into the right to receive the REIT Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Maryland Limited Liability Company Act (the “MLLCA”).

WHEREAS, the Parties wish to effect a business combination in which RSOP will be merged with and into CROP (the “Partnership Merger” and, together with the REIT Merger, the “Merger”), with CROP being the surviving entity, and each partnership unit of RSOP issued and outstanding immediately prior to the Partnership Merger Effective Time that is not cancelled and retired pursuant to this Agreement will be converted into the right to receive the Partnership Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”);

WHEREAS, the RS Parties have agreed to consummate the internal transactions pursuant to and in accordance with the terms and conditions set forth in the Internalization Agreement (the “Pre-Merger Transactions”);

WHEREAS, the board of directors of RS (the “RS Board”) has unanimously (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of RS and the stockholders of RS and declared the advisability of the Merger, (b) authorized and approved this Agreement, the Merger and the other transactions contemplated by this Agreement, (c) directed that the Merger be submitted for consideration by the stockholders of RS by means of written consent in lieu of a meeting, (d) recommended that the RS stockholders approve the Merger, (e) authorized and approved, on behalf of RS in RS’s capacity as the general partner of RSOP, this Agreement, the Partnership Merger and the other transactions contemplated by this Agreement, (f) directed, on behalf of RS in RS’s capacity as the general partner of RSOP, that the Partnership Merger be submitted for consideration by the limited partners of RSOP by means of written consent in lieu of a meeting, and (g) on behalf of RS in RS’s capacity as the general partner of RSOP, recommended the approval of the Partnership Merger by the RSOP limited partners;

WHEREAS, the board of directors of CCI (the “CCI Board”) has unanimously (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of CCI, (b) authorized and approved this Agreement, the Merger and the other transactions contemplated by this Agreement; (c) authorized and approved, on behalf of CCI in CCI’s capacity as the manager of Merger Sub, this Agreement, the Merger and the other transactions contemplated by this Agreement, and (d) authorized and approved, on behalf of CCI in CCI’s capacity as the manager of the general partner of CROP, this Agreement, the Partnership Merger and the other transactions contemplated by this Agreement;

WHEREAS, each of the Parties intends that, for United States federal income tax purposes (and, where applicable, state and local income tax purposes), the REIT Merger shall qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, and this Agreement shall be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code;

WHEREAS, each of the Parties intends that, for United States federal income tax purposes (and, where applicable, state and local income tax purposes), the Partnership Merger shall be treated as an “assets-over merger” within the meaning Section 1.708-1(c)(3)(i) of the Treasury Regulations, with CROP treated as the “resulting partnership” for purposes of Section 1.708-1(c) of the Treasury Regulations; and

WHEREAS, each of the Parties desires to make certain representations, warranties, covenants and agreements in connection with the Merger, and to prescribe various conditions to the Merger.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions.

(a) For purposes of this Agreement:

“Acceptable CSW Sale Transaction” means a sale of CSW to a third party in a transaction that the CCI Board determines in its good faith judgment (after consultation with any outside advisors, as it deems in good faith to be appropriate, and after taking into account (A) the terms and conditions of such transaction and (B) the feasibility and certainty of consummation of such transaction on such terms (taking into account such legal, financial, regulatory and other aspects of such transaction and conditions to consummation thereof as the CCI Board determines in good faith to be material to such analysis)) to be more favorable from a financial point of view to CCI and the CCI Subsidiaries than any other reasonably available alternative transaction for the sale of CSW to a third party.

“Acceptable NDA” means a confidentiality agreement on terms that, with respect to confidentiality and use, (1) are not materially less favorable in the aggregate to RS than those terms set forth in the Confidentiality Agreement (except that such confidentiality agreement need not prohibit the making or amending of a confidential Acquisition Proposal) and (2) do not in any respect restrict RS from complying with its obligations under this Agreement.

“Action” means any claim, action, cause of action, demand, suit, litigation, investigation, audit, proceeding, arbitration, mediation, interference, audit, assessment, hearing, or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought, conducted, tried or heard by or before any Governmental Authority).

“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement (other than an Acceptable NDA) relating to any Acquisition Proposal.

“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977 and (ii) any applicable anti-bribery, anti-money laundering, anti-corruption or similar Law of any other jurisdiction.

“Approved CCI Losses” means Losses incurred by CCI that have been either (i) agreed to and accepted in writing by the RS Representative and the CCI Parties or (ii) as set forth in a final non-appealable decision of a court of competent jurisdiction. The failure of the RS Representative to respond to a notice of claim within thirty (30) days shall not be deemed consent or approval.

“Approved RS Losses” means Losses incurred by RS Securityholders or the transferees of the REIT Merger Consideration or the Partnership Merger Consideration that have been either (i) agreed to and accepted in writing by the RS Representative and the CCI Parties or (ii) as set forth in a final non-appealable decision of a court of competent jurisdiction. The failure of the CCI Parties to respond to a notice of claim within thirty (30) days shall not be deemed consent or approval.

“Benefit Plan” means, with respect to a Person, any benefit or compensation plan, program, policy, practice, Contract or other obligation, whether or not funded, that is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by such Person or any of its subsidiaries including, but not limited to, “employee benefit plans” (within the meaning of Section 3(3) of ERISA), and any employment, consulting, termination, severance, change in control, separation, retention equity option, equity appreciation rights, restricted equity, phantom equity, equity-based compensation, profits interest unit, outperformance, equity purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, or savings or any other compensation or employee benefit plan, agreement, program, policy, practice, understanding or other arrangement, whether or not subject to ERISA.

“Business Day” means any day ending at 11:59 p.m., New York City time, other than a Saturday, a Sunday or any day on which the SDAT or banks located in New York, New York are authorized or required by Law to be closed.

“CCI Charter” means the articles of incorporation of CCI, as amended, restated or modified from time to time.

“CCI Governing Documents” means the CCI Charter, the bylaws of CCI, the articles of organization of Merger Sub, the operating agreement of Merger Sub, the certificate of limited partnership of CROP and the CROP OP Agreement.

“CCI Material Adverse Effect” means any Effect that, individually or in the aggregate, (i) has a material adverse effect on the business, properties, assets, liabilities, financial condition or results of operations of CCI and the CCI Subsidiaries, taken as a whole, or (ii) prevents or materially impairs the ability of CCI, Merger Sub and CROP to perform their obligations hereunder; provided, however, that no Effects relating to, arising out of or in connection with or resulting from any of the following shall be deemed, either alone or in combination with any of the following, to constitute or contribute to a CCI Material Adverse Effect or be taken into account in determining whether a CCI Material Adverse Effect has occurred or would reasonably be expected to occur: (A) any failure of CCI to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any Effect underlying such failure may be taken into account in determining whether there has been a CCI Material Adverse Effect (if not otherwise falling within any of the exceptions in clauses (B) through (J))), (B) any changes that generally affect the residential real estate industry in which CCI and the CCI Subsidiaries operate, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, continuation, escalation or worsening of any war (whether or not declared), military actions or armed hostilities or the occurrence of any acts of cyberattack, data breach, civil unrest, civil disobedience, national emergency, terrorism or sabotage occurring, (F) any action taken (or not taken) by CCI or any of the CCI Subsidiaries (x) that is required to be taken (or not to be taken) by this Agreement and for which CCI shall have requested in writing RS’s consent to permit its non-compliance and RS shall not have granted such consent or (y) at the written request of RS, which action taken (or not taken) is not required under the terms of this Agreement, (G) any hurricane, cyclone, tornado, earthquake, flood, tsunami, wildfire, natural or man-made disaster, force majeure event, act of God or other comparable event (including, in each case, any continuation or worsening of any of the foregoing), (H) any epidemic, pandemic or disease outbreak and any material worsening of any epidemic, pandemic or disease outbreak threatened or existing as of the date hereof, or any shutdown or material limiting of certain United States or foreign federal, state or local government services, declaration of martial law, quarantine or similar directive, guidance, policy or other similar action by any Governmental Authority in connection with any epidemic, pandemic or disease outbreak, (I) changes or prospective changes in GAAP or in any Law of general applicability unrelated to the Merger (or the interpretation or enforcement of the foregoing) or (J) the negotiation, execution and delivery of this Agreement or the public announcement or pendency of the Merger or other transactions contemplated by this Agreement, including any impact thereof on relationships, contractual or otherwise, with business partners, service providers, customers, lessors, suppliers, vendors, investors, lenders, partners, distributors, financing sources, regulators, unions, works councils, contractors, officers, directors or employees of CCI or the CCI Subsidiaries, including by reason of the identity of RS or any of its Affiliates or any communication by RS or any of its Affiliates with respect to the conduct of the business of CCI or the CCI Subsidiaries or the performance of this Agreement, except that if any Effect described in any of clauses (B), (C), (D), (E), (G), (H) and (I) has had a disproportionate adverse impact on CCI and the CCI Subsidiaries, taken as a whole, relative to others in the residential real estate industry in the geographic regions in which CCI and the CCI Subsidiaries operate, then the incremental disproportionate impact of such Effect shall be taken into account for the purpose of determining whether a CCI Material Adverse Effect has occurred or would reasonably be expected to occur.

“CCI Properties” means each real property, or interest therein, owned, or leased (including ground leased) as lessee or sublessee, by CCI or any CCI Subsidiary as of the date of this Agreement (including all of CCI’s or any CCI Subsidiary’s right, title and interest in and to buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“CCI Subsidiary” means (i) any corporation of which more than 50% of the outstanding voting securities is directly or indirectly owned by CCI or CROP and (ii) any partnership, limited liability company, joint venture or other entity of which more than 50% of the total equity interest is directly or indirectly owned by CCI or CROP or of which CCI or any CCI Subsidiary is a general partner, a manager, a managing member or the equivalent.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the Confidentiality Agreement, dated October 10, 2024, between CCI and RS.

“Contract” means any written or oral contract, agreement, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, guaranty, binding commitment or other obligation.

“Contributed Entities” means RealSource Properties Advisor, LLC, RS Properties Management, LLC and RealSource Management, LLC.

“COO Exception Notice” means written notice or other written communication to the RS Parties or CCI or the CCI Subsidiaries from an applicable Governmental Authority to the effect that such Governmental Authority will not require the issuance of a certificate of occupancy for such RS Property to maintain its operations in the ordinary course.

“COO Property” means any developed RS Property for which (1) RS or an RS Subsidiary does not hold the applicable certificates of occupancy as of the date hereof and (2) the applicable Governmental Authority has not provided a COO Exception Notice.

“COO Remaining Property” means each COO Property for which the RS Parties shall not have obtained pursuant to the first sentence of Section 3.1(c)(xi) the applicable certificates of occupancy or COO Exception Notices prior to the Closing.

“COO Transaction Property” means any developed RS Property for which (1) RS or an RS Subsidiary or any of their Affiliates does not hold the applicable certificates of occupancy and (2) the applicable Governmental Authority previously has provided a COO Exception Notice and (3) during the period of 12 months immediately following the Closing, CCI or a CCI Subsidiary enters into a definitive agreement for a transaction with an unrelated third party for the financing, refinancing or sale of such RS Property and, notwithstanding clause (2) of this definition, such third party has the right to receive pursuant to the terms of such definitive agreement certificates of occupancy issued by the applicable Governmental Authority for such RS Property and such Governmental Authority has indicated that, in such circumstances, it will issue a certificate of occupancy.

“CROP Common Unit” means “Common Unit” as defined in the CROP OP Agreement.

“CROP General Partner Unit” means “General Partner Unit” as defined in the CROP OP Agreement.

“CROP LTIP Unit” means “LTIP Unit” as defined in the CROP OP Agreement.

“CROP OP Agreement” means the Sixth Amended and Restated Limited Partnership Agreement of CROP, dated as of July 15, 2021, as amended on October 20, 2021, November 12, 2021, February 7, 2022, December 1, 2022, July 25, 2023, August 21, 2023, September 19, 2023, December 5, 2024, and by any subsequent amendment.

“CROP Preferred Unit” means “Preferred Unit” as defined in the CROP OP Agreement.

“CROP Series 2019 Preferred Unit” means “Series 2019 Preferred Unit” as defined in the CROP OP Agreement.

“CROP Series 2023 Preferred Unit” means “Series 2023 Preferred Unit” as defined in the CROP OP Agreement.

“CROP Series 2023-A Preferred Unit” means “Series 2023-A Preferred Unit” as defined in the CROP OP Agreement.

“CROP Series 2025 Preferred Unit” means “Series 2025 Preferred Unit” as defined in the CROP OP Agreement.

“CROP Special Limited Partner Interest” means “Special Limited Partner Interest” as defined in the CROP OP Agreement.

“CROP Special LTIP Unit” means “Special LTIP Unit” as defined in the CROP OP Agreement.

“Effect” means any event, circumstance, change, effect, development, condition or occurrence.

“Environmental Law” means any Law (including common law) relating to the investigation, pollution (or cleanup or other remediation thereof), restoration or protection of the natural resources, endangered or threatened species, or environment (including ambient air, soil, surface water, groundwater, land surface or subsurface land), or human health or safety (as such matters relate to Hazardous Substances), including Laws relating to (i) the use, handling, presence, transportation, treatment, generation, processing, recycling, remediation, storage, disposal, release or discharge of Hazardous Substances and (ii) any noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

“Environmental Permit” means any permit, approval, license, exemption, action, consent or other authorization issued, granted, given, authorized by or required under any applicable Environmental Law.

“Environmental Tail Coverage” means insurance (reasonably acceptable to the CCI Parties) for any claim, liability, cost, expense, fine, penalty or obligation for unknown issues arising under applicable Environmental Laws attributable to the ownership or operation of the RS Properties prior to the Closing Date of $20 million for at least two years following the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to an entity (the “Referenced Entity”), any other entity, which, together with the Referenced Entity, would be treated as a single employer under Code Section 414 or ERISA Section 4001.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means the ratio obtained by dividing (i) the quotient obtained by dividing (x) $211,970,300 by (y) 20,644,956 by (ii) the quotient obtained by dividing (x) $726,025,416 by (y) 62,882,077; provided, that the ratio shall be adjusted as follows:

•	the amount in (i)(x) shall be reduced by the amount, if any, by which the aggregate amount of any Transaction Expenses exceeds $4,675,000; and

•	in accordance with Section 3.1(c).

“Excluded Shares” means all shares of RS Common Stock held, as of immediately prior to the Merger Effective Time, by CCI, any wholly owned subsidiary of CCI or any wholly owned subsidiary of RS.

“Fundamental Representations” means the representations and warranties contained in Section 4.1 (Organization and Qualification; Subsidiaries.); Section 4.2 (Authority; Approval Required.); Section 4.3(a)(i) (No Conflict; Required Filings and Consents); Section 4.4(a)-(b) (Capital Structure); Section 4.5(c) (Financial Statements); Section 4.5(e) (Investment Company Act); Section 4.18 (Brokers); Section 5.1 (Organization and Qualification; Subsidiaries.); Section 5.2 (Authority.); Section 5.3(a)(i) (No Conflict; Required Filings and Consents); Section 5.4(a)-(b) (Capital Structure); Section 5.5(g) (Investment Company Act); and Section 5.18 (Brokers).

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means the United States government, all state and local governments within the United States, and all agencies thereof, or any foreign government, or any other governmental or quasi-governmental regulatory, judicial or administrative authority, instrumentality, board, bureau, agency, commission, body, department, self-regulatory organization, arbitration panel (public or private) or similar entity or subdivision thereof, including any stock exchange, or any other Person lawfully empowered by any of the foregoing to enforce or seek compliance with any applicable Law.

“Hazardous Substances” means (i) those materials, substances, chemicals, wastes, products, compounds, solid, liquid, gas, minerals in each case, whether naturally occurred or man-made, that are listed, designated, classified or regulated as hazardous or toxic under any Environmental Law; (ii) petroleum and petroleum-derived products, including crude oil and any fractions thereof, and lead-containing paint or plumbing; and (iii) polychlorinated biphenyls, urea formaldehyde foam insulation, methane, asbestos in any form, radioactive materials or wastes and radon.

“Indebtedness” means, with respect to any Person and without duplication, as of the date of determination (i) the principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (iv) all obligations under leases that are required to be capitalized on the books and records of such Person in accordance with GAAP, (v) all obligations in respect of bankers acceptances or letters of credit, in each case, to the extent drawn and payable thereunder, (vi) net cash payment obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions (valued at the termination value thereof), (vii) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument and (viii) any agreement to provide any of the foregoing. Notwithstanding the foregoing, “Indebtedness” shall not include any (i) obligations under operating leases or (ii) bankers’ acceptances and similar instruments to the extent undrawn.

“Intellectual Property” means all United States and foreign (i) patents, patent applications and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) registered and unregistered copyrights and rights in copyrightable works, (iv) rights in confidential and proprietary information, including trade secrets, know-how, ideas, formulae, invention disclosure, models, algorithms and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“Internalization Agreement” means the Internalization Agreement, dated as of the date hereof, by and among RS, RSOP, RealSource Properties Advisor, LLC, RS Properties Management, LLC, RealSource Management, LLC, RealSource Advisor Holdings, LLC, RSP Management Holdings, LLC, Michelle M. Hanks, as Trustee of the Lake Louise Trust, Dated April 14, 2021, and Mark Hanks.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the United States Internal Revenue Service or any successor agency.

“Knowledge” means (i) with respect to RS, the actual knowledge of the persons named in Section 1.1(a) of the RS Disclosure Letter and (ii) with respect to CCI, the actual knowledge of the persons named in Section 1.1(a) of the CCI Disclosure Letter, in each case of either (i) or (ii), after reasonable inquiry.

“Law” means any and all domestic (federal, state, municipal or local) or foreign laws, statutes, common laws, rules, ordinances, codes, decrees, writs, rulings, determinations, requirements, regulations and Orders issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority and any award, order, ruling or decision of an applicable arbitrator or arbitration panel.

“Lien” means with respect to any asset (including any security), any mortgage, deed of trust, claim, condition, covenant, lien, pledge, hypothecation, charge, security interest, preferential arrangement, option or other third-party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership, other than transfer restrictions arising under applicable securities Laws.

“Limited Partner Approval” means the affirmative written consent of the holders of a majority of the outstanding RSOP Common Units (excluding those owned by RS or any Affiliate thereof) to approve the Partnership Merger and the Pre-Merger Transactions.

“Loss Event” means each of clauses (A) and (B) of Section 3.1(c)(ii) and clauses (1) and (2) of Section 3.1(c)(vi), in each case, other than with respect to any Pre-Merger Transaction Losses.

“Losses” means any and all losses, damages, known liabilities, out-of-pocket expenses (including reasonable attorneys’ and accountants’ and other professionals’ fees and expenses), assessments and Taxes attributable to a Loss Event, including in the case of RS Securityholders and the transferees of the REIT Merger Consideration and the Partnership Merger Consideration, indirect losses realized as holders of REIT Merger Consideration and the Partnership Merger Consideration.

“Order” means a judgment, writ, stipulation, injunction, order or decree of any Governmental Authority or arbitrator.

“Permitted Liens” means any of the following: (i) Liens for current Taxes or governmental assessments, charges or claims of payment not yet delinquent or that are being contested in good faith and for which adequate accruals or reserves have been established as of the date of this Agreement; (ii) Liens that are carriers’, suppliers’, landlord’s, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other similar Liens arising in the ordinary course of business if the underlying obligations are not delinquent, or are being contested in good faith; (iii) with respect to any real property, Liens that are zoning, building or other regulations, requirements, entitlements or other land use or environmental regulations by any Governmental Authority that do not materially impact the use of the real property as currently conducted; (iv) with respect to RS, Liens that are disclosed on Section 4.10 of the RS Disclosure Letter, and with respect to CCI, Liens that are disclosed on Section 5.10 of the CCI Disclosure Letter; (v) with respect to RS, Liens arising pursuant to any RS Material Contract or, with respect to CCI, Liens arising pursuant to any CCI Material Contract; (vi) with respect to the RS Properties or the CCI Properties, Liens that are recorded in a public record or disclosed on existing title policies made available to the other Party prior to the date hereof and any unrecorded easements (including reciprocal easement agreements), rights of way and other similar restrictions; and (vii) with respect to RS or CCI, as applicable, Liens that were incurred in the ordinary course of business since December 31, 2023 and that do not materially interfere with the use, operation or transfer of, or any of the benefits of ownership of, the property of such Party and its subsidiaries, taken as a whole; (viii) Liens with respect to pledges or deposits under workers’ compensation legislation, unemployment insurance, social security, ERISA or similar Laws or to secure public or statutory obligations; (ix) Liens of any utility company to construct and/or maintain lines, pipes, wires, cables, poles, conduits and distribution boxes and equipment in, over, under, and/or upon any portion of the RS Properties or the CCI Properties; (x) Liens related to matters of recorded plats with respect to the RS Properties or the CCI Properties; (xi) easements, rights-of-way, covenants, conditions, restrictions and other similar matters affecting title and other title defects, none of which materially impairs the use or occupancy of the RS Properties or the CCI Properties and (xii) Liens arising pursuant to non-exclusive licenses to Intellectual Property.

“Person” or “person” means an individual, corporation, partnership, limited partnership, limited liability company, group (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).

“Pre-Merger Transaction Consideration” shall mean the 2,142,135.1721 RSOP Common Units to be issued in connection with the Pre-Merger Transactions.

“Pre-Merger Transaction Losses” means Losses (as defined in the Internalization Agreement) for which the RS Parties are entitled to indemnification pursuant to Section 11.2(a) of the Internalization Agreement, subject to the terms and conditions thereof.

“REIT” means a “real estate investment trust” within the meaning of Section 856 of the Code.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

“RS Charter” means the articles of incorporation of RS, as amended, restated or modified from time to time.

“RS Governing Documents” means the RS Charter, the bylaws of RS, the certificate of limited partnership of RSOP and the RSOP OP Agreement.

“RS Material Adverse Effect” means any Effect that, individually or in the aggregate, (i) has a material adverse effect on the business, properties, assets, liabilities, financial condition or results of operations of RS and the RS Subsidiaries, taken as a whole, or (ii) prevents or materially impairs the ability of RS and RSOP to perform their obligations hereunder; provided, however, that no Effects relating to, arising out of or in connection with or resulting from any of the following shall be deemed, either alone or in combination with any of the following, to constitute or contribute to a RS Material Adverse Effect or be taken into account in determining whether a RS Material Adverse Effect has occurred or would reasonably be expected to occur: (A) any failure of RS to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any Effect underlying such failure may be taken into account in determining whether there has been a RS Material Adverse Effect (if not otherwise falling within any of the exceptions in clauses (B) through (J))), (B) any changes that generally affect the residential real estate industry in which RS and the RS Subsidiaries operate, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, continuation, escalation or worsening of any war (whether or not declared), military actions or armed hostilities or the occurrence of any acts of cyberattack, data breach, civil unrest, civil disobedience, national emergency, terrorism or sabotage occurring, (F) any action taken (or not taken) by RS or any of the RS Subsidiaries (x) that is required to be taken (or not to be taken) by this Agreement and for which RS shall have requested in writing CCI’s consent to permit its non-compliance and CCI shall not have granted such consent or (y) at the written request of CCI, which action taken (or not taken) is not required under the terms of this Agreement, (G) any hurricane, cyclone, tornado, earthquake, flood, tsunami, wildfire, natural or man-made disaster, force majeure event, act of God or other comparable event (including, in each case, any continuation or worsening of any of the foregoing), (H) any epidemic, pandemic or disease outbreak and any material worsening of any epidemic, pandemic or disease outbreak threatened or existing as of the date hereof or any shutdown or material limiting of certain United States or foreign federal, state or local government services, declaration of martial law, quarantine or similar directive, guidance, policy or other similar action by any Governmental

Authority in connection with any epidemic, pandemic or disease outbreak, (I) changes or prospective changes in GAAP or in any Law of general applicability unrelated to the Merger (or the interpretation or enforcement of the foregoing) or (J) the negotiation, execution and delivery of this Agreement or the public announcement or pendency of the Merger or other transactions contemplated by this Agreement, including any impact thereof on relationships, contractual or otherwise, with business partners, service providers, customers, lessors, suppliers, vendors, investors, lenders, partners, distributors, financing sources, regulators, unions, works councils, contractors, officers, directors or employees of RS or the RS Subsidiaries, including by reason of the identity of CCI or any of its Affiliates or any communication by CCI or any of its Affiliates with respect to the conduct of the business of RS or the RS Subsidiaries or the performance of this Agreement, except that if any Effect described in any of clauses (B), (C), (D), (E), (G), (H) and (I) has had a disproportionate adverse impact on RS and the RS Subsidiaries, taken as a whole, relative to others in the residential real estate industry in the geographic regions in which RS and the RS Subsidiaries operate, then the incremental disproportionate impact of such Effect shall be taken into account for the purpose of determining whether a RS Material Adverse Effect has occurred or would reasonably be expected to occur.

“RS Properties” means each real property, or interest therein, owned, or leased (including ground leased) as lessee or sublessee, by RS or any RS Subsidiary as of the date of this Agreement (including all of RS’s or any RS Subsidiary’s right, title and interest in and to buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“RS Sales Material” means the private placement memoranda and supplemental offering materials used by RS and RSOP to offer securities since January 1, 2024.

“RS Securityholder” means a Person who held, immediately prior to the Merger Effective Time, shares of RS Common Stock, RSOP Common Units or RSOP LTIP Units.

“RS Solicitation Material” means the written communications by the RS Parties to RS stockholders and RSOP limited partners used in connection with soliciting, obtaining or seeking Stockholder Approval and/or Limited Partner Approval.

“RS Subsidiary” means (i) any corporation of which more than 50% of the outstanding voting securities is directly or indirectly owned by RS or RSOP, and (ii) any partnership, limited liability company, joint venture or other entity of which more than 50% of the total equity interest is directly or indirectly owned by RS or RSOP or of which RS or any RS Subsidiary is a general partner, manager, managing member or the equivalent; provided that no Contributed Entity shall be deemed to be an RS Subsidiary.

“RSOP Common Unit” means “Common Unit” as defined in the RSOP OP Agreement.

“RSOP Excluded Claim” means, in the event CCI shall have waived the condition set forth in Section 8.2(g) (Limited Partner Approval), any claim brought after such waiver (or any pending claim amended after such waiver) to the extent relating to transactions contemplated by this Agreement and brought by a holder of RSOP Common Units against any of the RS Parties, any of their Affiliates or any of their respective officers or directors who hold such positions at or prior to the Merger Effective Time.

“RSOP General Partner Unit” means “General Partner Unit” as defined in the RSOP OP Agreement.

“RSOP LTIP Unit” means “LTIP Unit” as defined in the RSOP OP Agreement.

“RSOP OP Agreement” means the Agreement of Limited Partnership of RSOP, dated May 7, 2021, as amended on January 1, 2023, August 1, 2023, and October 1, 2024 and by any subsequent amendment.

“RSOP Special Limited Partner Interest” means “Special Limited Partner Interest” as defined in the RSOP OP Agreement.

“SEC” means the U.S. Securities and Exchange Commission (including the staff thereof).

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Stockholder Approval” means the written consent of the holders of a majority of the outstanding shares of RS Common Stock entitled to consent to the Merger, and to the extent such approval is required by applicable Law or the RS Governing Documents, the other transactions contemplated by this Agreement.

“Tax” or “Taxes” means any federal, state, local and foreign income, gross receipts, capital gains, withholding, property, recording, stamp, transfer, sales, use, abandoned property, escheat, franchise, employment, payroll, social security, severance, excise, environmental, ad valorem, profits, intangibles, franchise, value added, alternative or add-on minimum, estimated and any other taxes, duties, assessments or similar governmental charges, together with penalties, interest or additions imposed with respect to such amounts by the U.S. or any Governmental Authority, whether computed on a separate, consolidated, unitary, combined or any other basis.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Payment” means $7,950,000.

“Transaction Expenses” means all fees and expenses incurred directly or indirectly by RS at or prior to Closing in connection with the preparation, negotiation, performance and consummation of this Agreement, the Merger and the other transactions contemplated by this Agreement, including the Pre-Merger Transactions, and shall include, the portion of the premium for the Environmental Tail Coverage attributable to the first two years of coverage, the costs to obtain certificates of occupancy pursuant to the first sentence of Section 3.1(c)(xi) hereof, loan assumption fees, financial advisor fees, legal fees, the cost of the audits required under Section 7.1(a) hereof, all bonuses, retention bonuses or similar compensatory amounts, success fees, transaction, change-in-control or retention payments, severance, phantom equity payouts or other similar amounts, in each case paid or payable to any Person by RS and RS Subsidiaries in connection with the entry into this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement, and the employer portion of payroll, social security, unemployment or similar taxes for any such amounts, other than such bonuses, compensatory amounts, fees, payments, severance, payouts or other similar amounts payable by the Contributed Entities to the extent that as of the Closing Date there is cash held by the applicable Contributed Entity obligated to make payment therefor; provided that the following shall be excluded from the definition of Transaction Expenses: (i) any Taxes, (ii) the Pre-Merger Transaction Consideration, or (iii) any portion of the premium for the Environmental Tail Coverage that is attributable to coverage for any period following the second anniversary of the Closing Date.

(a) In addition to the terms defined in Section 1.1(a), the following terms have the respective meanings set forth in the sections set forth below opposite such term:

Defined Term	Location of Definition
Acquisition Proposal	Section 7.3(j)(i)
Adverse Recommendation Change	Section 7.3(d)
Agreement	Preamble
Articles of Merger	Section 2.3(b)
CCI	Preamble
CCI Board	Recitals
CCI Class A Common Stock	Section 5.4(a)
CCI Class D Common Stock	Section 5.4(a)
CCI Class I Common Stock	Section 5.4(a)
CCI Class T Common Stock	Section 5.4(a)
CCI Class TX Common Stock	Section 5.4(a)
CCI Common Stock	Section 5.4(a)
CCI Disclosure Letter	Article 5
CCI Insurance Policies	Section 5.15
CCI Material Contracts	Section 5.12(a)
CCI Parties	Preamble
CCI Permits	Section 5.8(a)
CCI SEC Documents	Section 5.5(a)
CCI Series 2019 Preferred Stock	Section 5.4(a)
CCI Series 2023 Preferred Stock	Section 5.4(a)
CCI Series 2023-A Preferred Stock	Section 5.4(a)
CCI Series 2025 Preferred Stock	Section 5.4(a)
CCI Subsidiary Partnership	Section 5.13(h)
CCI Tax Certificate	Section 7.10(c)
CCI Tax Protection Agreement	Section 5.13(h)
CCI Terminating Breach	Section 9.1(c)(i)
CCI Voting Debt	Section 5.4(d)
Certificate of Merger	Section 2.3(a)
Claiming Party	Section 3.1(c)(xiii)
Closing	Section 2.2
Closing Date	Section 2.2
COO Expenses	Section 3.1(c)(xi)

Defined Term	Location of Definition
CROP	Preamble
CSW	Section 3.1(c)(ix)
CSW Sale Period	Section 3.1(c)(ix)
CSW Threshold Price	Section 3.1(c)(ix)
Delaware Secretary	Section 2.3(a)
DRULPA	Recitals
Escrow Agreement	Section 9.3(f)
Exchange Adjustment Threshold	Section 3.1(c)(iv)
Indemnified Parties	Section 7.7(a)
Interim Period	Section 6.1(a)
Intervening Event	Section 7.3(j)(ii)
Merger	Recitals
Merger Effective Time	Section 2.3(b)
Merger Sub	Preamble
MGCL	Recitals
MLLCA	Recitals
Outside Date	Section 9.1(b)(i)
Partnership Merger	Recitals
Partnership Merger Consideration	Section 3.1(b)(iii)
Partnership Merger Effective Time	Section 2.3(a)
Party(ies)	Preamble
Permits	Section 4.8(a)
PPM	Section 7.1(a)
Pre-Merger Transactions	Recitals
Qualified REIT Subsidiary	Section 5.1(c)
Qualifying REIT Income	Section 9.3(f)(i)
REIT Merger	Recitals
REIT Merger Consideration	Section 3.1(a)(i)
RS	Preamble
RS Board	Recitals
RS Board Recommendation	Section 4.2(c)
RS Change Notice	Section 7.3(e)(i)
RS Common Stock	Section 4.4(a)
RS Disclosure Letter	Article 4
RS Exchange Adjustment Threshold	Section 3.1(c)(vii)
RS Financial Advisor	Section 4.19
RS Insurance Policies	Section 4.15
RS Material Contracts	Section 4.12(a)
RS Parties	Preamble
RS Permits	Section 4.8(a)
RS Preferred Stock	Section 4.4(a)
RS Representative	Preamble
RS Subsidiary Partnership	Section 4.13(f)
RS Tax Certificate	Section 7.10(c)
RS Tax Protection Agreement	Section 4.13(f)

Defined Term	Location of Definition
RS Terminating Breach	Section 9.1(d)(i)
RS Voting Debt	Section 4.4(d)
RSOP	Preamble
Sale Process	Section 3.1(c)(x)
Sales Director	Section 3.1(c)(x)
SDAT	Section 2.3(b)
Superior Proposal	Section 7.3(j)(iii)
Surviving Entity	Section 2.1(a)
Surviving OP	Section 2.1(b)
Tail Policy	Section 7.7(b)
Takeover Statutes	Section 4.20
Taxable REIT Subsidiary	Section 5.1(c)
Tax Officer’s Certificate	Section 7.10(c)
Transfer Agent	Section 3.2(a)
Transfer Taxes	Section 7.10(d)

Section 1.2 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings in this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limiting the generality of the foregoing” unless expressly provided otherwise;

(d) “or” shall be construed in the inclusive sense of “and/or”;

(e) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified;

(f) the words “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic format) in a visible form;

(g) all references herein to “$” or dollars shall refer to United States dollars;

(h) no specific provision, representation or warranty shall limit the applicability of a more general provision, representation or warranty;

(i) it is the intent of the Parties that each representation, warranty, covenant, condition and agreement contained in this Agreement shall be given full, separate, and independent effect and that such provisions are cumulative;

(j) the phrase “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice” and shall refer to business similar in nature and magnitude to actions customarily taken without any authorization by the board of directors in the course of normal day-to-day operations;

(k) if any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter;

(l) all references herein to days mean calendar days unless otherwise specified;

(m) all references herein from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively;

(n) the phrase “other transactions contemplated by this Agreement” shall be deemed to include, among other things, the Pre-Merger Transactions;

(o) the phrase “wholly owned subsidiary” shall be deemed to be preceded with “directly or indirectly”;

(p) references to a Person are also to its successors and permitted assigns;

(q) any references herein to any Contract or other document means such Contract or document as from time to time amended, modified or supplemented (if permitted under this Agreement) and includes all exhibits, schedules or other attachments thereto;

(r) except as otherwise expressly provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith; and

(s) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

ARTICLE 2

THE MERGERS

Section 2.1 The Merger.

(a) Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MGCL and the MLLCA, at the Merger Effective Time, RS shall be merged with and into Merger Sub, whereupon the separate existence of RS shall cease, with Merger Sub surviving the REIT Merger (Merger Sub, as the surviving entity upon consummation of the REIT Merger, the “Surviving Entity”), such that following the REIT Merger, the Surviving Entity will be a wholly owned subsidiary of CCI. The REIT Merger shall have the effects set forth in the applicable provisions of the MGCL, the MLLCA and this Agreement.

(b) Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DRULPA, at the Partnership Merger Effective Time, which shall occur immediately before the Merger Effective Time, RSOP shall be merged with and into CROP, whereupon the separate existence of RSOP shall cease, with CROP surviving the Partnership Merger (CROP, as the surviving entity upon consummation of the Partnership Merger, the “Surviving OP”). The Partnership Merger shall have the effects set forth in the applicable provisions of the DRULPA and this Agreement.

Section 2.2 Closing. The closing of the Merger (the “Closing”) will take place (a) by electronic exchange of documents and signatures at 10:00 a.m., New York City time, no later than the third Business Day after all the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or valid waiver of such conditions) shall have been satisfied or validly waived by the Party entitled to the benefit of such condition (subject to applicable Law), or (b) at such physical location or on such other date as may be agreed in writing by RS and CCI. The date on which Closing occurs in accordance with the preceding sentence is referred to herein as the “Closing Date.”

Section 2.3 Effective Time.

(a) As soon as practicable on the Closing Date, the Parties shall (i) cause a certificate of merger with respect to the Partnership Merger to be duly executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) in accordance with the DRULPA (the “Certificate of Merger”) and (ii) make any other filings, recordings or publications required to be made by RS, CCI or the Surviving OP under the DRULPA in connection with the Partnership Merger. The Partnership Merger shall become effective at the time set forth in the Certificate of Merger (such date and time, the “Partnership Merger Effective Time”), it being understood and agreed that the Parties shall cause the Partnership Merger Effective Time to occur on the Closing Date immediately before the Merger Effective Time.

(b) On the Closing Date, immediately after the filing of the Certificate of Merger, the Parties shall (i) cause articles of merger with respect to the REIT Merger to be duly executed and filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the MGCL and the MLLCA (the “Articles of Merger”) and (ii) make any other filings, recordings or publications required to be made by RS, CCI or the Surviving Entity under the MGCL and the MLLCA in connection with the REIT Merger. The REIT Merger shall become effective at such time as the Articles of Merger are accepted for record by the SDAT or on such other date and time (not to exceed 30 days after the Articles of Merger are accepted for record by the SDAT) as specified in the Articles of Merger (such date and time, the “Merger Effective Time”), it being understood and agreed that the Parties shall cause the Merger Effective Time to occur on the Closing Date.

Section 2.4 Organizational Documents of the Surviving Entities.

(a) At the Merger Effective Time, the CCI Charter shall be the articles of incorporation of CCI until thereafter amended in accordance with applicable Law and the applicable provisions of the CCI Charter and consistent with the obligations set forth in Section 7.7.

(b) At the Merger Effective Time and by virtue of the REIT Merger, (i) the articles of organization of Merger Sub as in effect immediately prior to the Merger Effective Time shall be the articles of organization of the Surviving Entity and (ii) the operating agreement of Merger Sub as in effect immediately prior to the Merger Effective Time shall be the operating agreement of the Surviving Entity.

(c) At the Partnership Merger Effective Time and by virtue of the Partnership Merger, (i) the certificate of limited partnership of CROP as in effect immediately prior to the Partnership Merger Effective Time shall be the certificate of limited partnership of the Surviving OP and (ii) the limited partnership agreement of CROP as in effect immediately prior to the Partnership Merger Effective Time shall be the agreement of limited partnership of the Surviving OP.

Section 2.5 Tax Treatment of Mergers.

(a) The Parties intend that, for United States federal income tax purposes (and, where applicable, state and local income tax purposes), the REIT Merger shall qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, and this Agreement shall be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code. Unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state or local Law), all Parties shall file all United States federal, state and local Tax Returns in a manner consistent with the intended tax treatment of the REIT Merger described in this Section 2.5(a), and no Party shall take a position inconsistent with such treatment.

(b) The Parties intend that, for United States federal income tax purposes (and, where applicable, state and local income tax purposes), the Partnership Merger shall be treated as an “assets-over merger” within the meaning of Section 1.708-1(c)(3)(i) of the Treasury Regulations, with CROP treated as the “resulting partnership” for purposes of Section 1.708-1(c) of the Treasury Regulations. Unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state or local Law), all Parties shall file all United States federal, state and local Tax Returns in a manner consistent with the intended tax treatment of the Partnership Merger described in this Section 2.5(b), and no Party shall take a position inconsistent with such treatment.

ARTICLE 3

EFFECTS OF THE MERGERS

Section 3.1 Effects of the Merger.

(a) The REIT Merger. At the Merger Effective Time and by virtue of the REIT Merger and without any further action on the part of RS, CCI or Merger Sub or the holders of any securities of RS, CCI or Merger Sub:

(i) Subject to Section 3.1(c) and Section 3.3, each share of RS Common Stock issued and outstanding immediately prior to the Merger Effective Time (other than Excluded Shares) shall automatically be converted into the right to receive from CCI the number of shares of CCI Class I Common Stock equal to the Exchange Ratio, subject to the treatment of fractional shares in accordance with Section 3.1(e) (the “REIT Merger Consideration”);

(ii) As of the Merger Effective Time, all such shares of RS Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the REIT Merger Consideration in accordance with this Agreement upon the surrender of the RS Common Stock in accordance with Section 3.2;

(iii) All Excluded Shares shall automatically be cancelled and shall cease to exist, and no REIT Merger Consideration shall be paid, nor shall any other payment or right inure or be made with respect thereto, in connection with or as a consequence of the REIT Merger; and

(iv) Each share of Merger Sub issued and outstanding immediately prior to the Merger Effective Time shall remain outstanding and, collectively, shall constitute the only issued and outstanding shares of the Surviving Entity.

(b) The Partnership Merger. At the Partnership Merger Effective Time and by virtue of the Partnership Merger and without any further action on the part of CROP, RSOP or the holders of any securities of CROP or RSOP:

(i) Each partnership unit of CROP issued and outstanding immediately prior to the Partnership Merger Effective Time will remain outstanding;

(ii) The RSOP Special Limited Partner Interest and each RSOP LTIP Unit shall have been cancelled and ceased to be outstanding as of the Closing;

(iii) Each partnership unit of RSOP issued and outstanding immediately prior to the Partnership Merger Effective Time (after giving effect to the preceding clause (ii)) will be converted automatically into, in accordance with the terms of this Agreement, a number of CROP Common Units equal to the Exchange Ratio, subject to the treatment of fractional units in accordance with Section 3.1(e) (the “Partnership Merger Consideration”); and

(iv) From and after the Partnership Merger Effective Time, all partnership units of RSOP shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto, except for the right to receive the Partnership Merger Consideration therefor in accordance with this Agreement, in each case, to be issued in consideration therefor upon the surrender of the partnership units of RSOP in accordance with Section 3.2.

(c) Adjustment of the Merger Consideration.

(i) Between the date of this Agreement and the Merger Effective Time, if the issued and outstanding shares of RS Common Stock, partnership units of RSOP, securities convertible or exchangeable into or exercisable for shares of RS Common Stock or partnership units of RSOP, shares of CCI Common Stock or partnership units of CROP or securities convertible or exchangeable into or exercisable for shares of CCI Common Stock or partnership units of CROP shall have been changed into a different number or class of securities by reason of any stock split (whether forward or reverse), division, subdivision, combination, reclassification, consolidation of shares, reorganization, recapitalization, merger or exchange or other similar transaction, or if a stock dividend (including any distribution in securities convertible, exchangeable or exercisable for capital stock of RS or CCI or partnership units of RSOP or CROP) having a record date during such period is declared, the Exchange Ratio shall be ratably adjusted to reflect fully the effect of any such change, and thereafter all references herein to the Exchange Ratio shall be deemed to be the Exchange Ratio as so adjusted.

(ii) (A) From the Merger Effective Time until the first anniversary thereof, subject to the terms and condition hereof, the CCI Parties shall have the right to initiate an adjustment to the Exchange Ratio in respect of any and all potential Approved CCI Losses that are discovered after the Merger Effective Time and for which notice is provided prior to such first anniversary in accordance with Section 3.1(c)(v) arising from (1) the inaccuracy or breach by the RS Parties of any representation or warranty of the RS Parties contained in this Agreement; (2) the breach of any agreement or covenant of the RS Parties contained in this Agreement; and (3) any claim to the extent relating to transactions contemplated by this Agreement brought by an RS Securityholder against the RS Parties, any of their Affiliates or any of their respective officers or directors who hold such positions at or prior to the Merger Effective Time other than, in the case of this clause (3), any RSOP Excluded Claim; provided that no Approved CCI Loss described in clause (B) of this Section 3.1(c)(ii) shall be deemed to be an Approved CCI Loss for purposes of this clause (A). (B) From the Merger Effective Time until the second anniversary thereof, subject to the terms and conditions hereof, the CCI Parties shall have the right to initiate an adjustment to the Exchange Ratio in respect of any and all potential Approved CCI Losses that are discovered after the Merger Effective Time and for which notice is provided prior to such second anniversary in accordance with Section 3.1(c)(v) arising from any claim, liability, cost, expense, fine, penalty or obligation arising under applicable Environmental Laws attributable to the ownership or operation of the RS Properties prior to the Closing Date irrespective of whether the matter giving rise to such Approved CCI Losses was disclosed in the RS Disclosure Letter.

(iii) Prior to the Closing, RS shall obtain and pay in full the premium for the Environmental Tail Coverage. Surviving Entity shall, and CCI shall cause Surviving Entity to, maintain the Environmental Tail Coverage for at least two years.

(iv) The Exchange Ratio shall not be adjusted pursuant to Section 3.1(c)(ii) unless and until the CCI Parties shall have incurred (A) Approved CCI Losses under Section 3.1(c)(ii)(A) and Pre-Merger Transaction Losses in an aggregate amount exceeding $5,000,000 (the “Exchange Adjustment Threshold”), in which case the Exchange Ratio shall be adjusted for all such Approved CCI Losses, including the Approved CCI Losses to the extent included in the initial $5,000,000 or (B) Approved CCI Losses under Section 3.1(c)(ii)(B) in an aggregate amount exceeding $1,000,000 (the “Environmental Exchange Adjustment Threshold”), in which case the Exchange Ratio shall be adjusted for all such Approved CCI Losses, including the Approved CCI Losses to the extent included in the initial $1,000,000; provided, however, that the Exchange Adjustment Threshold and Environmental Exchange Adjustment Threshold shall not apply to Approved CCI Losses to the extent arising from (x) any intentional common law fraud breach by the RS Parties of any representation or warranty set forth in this Agreement or (y) any willful and material breach by the RS Parties of any covenant set forth in this Agreement. The combined aggregate amount of Approved CCI Losses pursuant to Section 3.1(c)(ii) and all Pre-Merger Transaction Losses shall not exceed $30,000,000.

(v) No adjustment of the Exchange Ratio under Section 3.1(c)(ii) shall be made unless as soon as reasonably practicable the CCI Parties give to the RS Representative (A) written notice of the existence of any Losses that would result in the adjustment to the Exchange Ratio, specifying the nature and basis of such Losses and the amount thereof, to the extent known, determined in good faith based on the facts and circumstances existing at the time or (B) written notice of any third-party claim that would give rise to Losses that would result in the adjustment to the Exchange Ratio; provided that failure to give such notice as soon as reasonably practicable will not reduce the amount of the liability for such claim, unless, and only to the extent that, such failure (a) shall have caused prejudice to the defense of such claim or (b) shall have increased the amount of the Approved CCI Loss for such claim by reason of the inability or failure of the RS Representative (due to such lack of prompt notice) to be involved in any investigations or negotiations regarding any such claim. Upon the giving of such written notice, the RS Representative shall have 30 days to respond in writing either agreeing or disputing the adjustment amount. If the RS Representative does not agree to or disputes the adjustment amount, the RS Representative and the CCI Parties shall have 30 days to resolve and agree to an adjustment amount. If the RS Representative and the CCI Parties are unable to agree to an adjustment amount within such 30-day period, then the dispute shall be resolved in a court of competent jurisdiction located in Salt Lake City, Utah, and each of the Parties shall bear the cost of their own legal expenses. Following the delivery of any notice of an adjustment to the Exchange Ratio, the RS Representative and its representatives and agents shall be given information regarding the Losses as they may reasonably request. The RS Representative shall have the right to commence or take over any legal Action for any third-party claim that would give rise to an adjustment to the Exchange Ratio. No settlement or compromise of any such third-party claim by the CCI Parties shall be binding or give rise to any Approved CCI Losses unless the RS Representative has provided its prior written consent to such settlement. Upon a determination of Approved CCI Losses resulting from any of the matters described in Section 3.1(c)(ii), the CCI Parties shall cause the Exchange Ratio to be adjusted downward within five Business Days by reducing the amount in clause (i)(x) of the definition of “Exchange Ratio” or any subsequent amount resulting from prior adjustments pursuant to Section 3.1(c)(ii) or Section 3.1(c)(ix) by the amount of such Approved CCI Losses, and thereafter all references to the Exchange Ratio shall be deemed to be the Exchange Ratio as so adjusted.

(vi) From the Merger Effective Time until the first anniversary thereof, subject to the terms and conditions hereof, the RS Parties shall have the right to initiate an adjustment to the Exchange Ratio in respect of any and all potential Approved RS Losses that are discovered after the Merger Effective Time and for which notice is provided prior to such first anniversary in accordance with Section 3.1(c)(viii) arising from (1) the inaccuracy or breach by the CCI Parties of any representation or warranty of the CCI Parties contained in this Agreement and (2) the breach of any agreement or covenant of the CCI Parties contained in this Agreement.

(vii) The Exchange Ratio shall not be adjusted pursuant to Section 3.1(c)(vi) unless and until the RS Parties shall have incurred Approved RS Losses in an aggregate amount exceeding $5,000,000 (the “RS Exchange Adjustment Threshold”), in which case the Exchange Ratio shall be adjusted pursuant to Section 3.1(c)(viii) in respect of all such Approved RS Losses, including the initial $5,000,000; provided, however, that the RS Exchange Adjustment Threshold shall not apply to Approved RS Losses to the extent arising from (x) any intentional common law fraud breach by the CCI Parties of any representation or warranty set forth in this Agreement or (y) any willful and material breach by the CCI Parties of any covenant set forth in this Agreement. In no event shall the Approved RS Losses pursuant to Section 3.1(c)(vi) exceed $20,000,000.

(viii) No adjustment of the Exchange Ratio under Section 3.1(c)(vi) shall be made unless as soon as reasonably practicable the RS Representative gives the CCI Parties (A) written notice of the existence of any Losses that would result in the adjustment to the Exchange Ratio, specifying the nature and basis of such Losses and the amount thereof, to the extent known, determined in good faith based on the facts and circumstances existing at the time or (B) written notice of any third-party claim that would give rise to Losses that would result in the adjustment to the Exchange Ratio; provided that failure to give such notice as soon as reasonably practicable will not reduce the amount of the liability for such claim, unless, and only to the extent that, such failure (a) shall have caused prejudice to the defense of such claim or (b) shall have increased the amount of the Approved RS Loss for such claim by reason of the inability or failure of the CCI Parties (due to such lack of prompt notice) to be involved in any investigations or negotiations regarding any such claim. Upon the giving of such written notice, the CCI Parties shall have 30 days to respond in writing either agreeing to or disputing the adjustment amount. If the CCI Parties do not agree to or dispute the adjustment amount, the RS Representative and the CCI Parties shall have 30 days to resolve and agree to an adjustment amount. If the RS Representative and the CCI Parties are unable to agree to an adjustment amount within such 30-day period, then the dispute shall be resolved in a court of competent jurisdiction located in Salt Lake City, Utah, and each of the Parties shall bear the cost of their own legal expenses. Upon a determination of Approved RS Losses resulting from any of the matters described in Section 3.1(c)(vi), the CCI Parties shall cause the Exchange Ratio to be adjusted upward within five Business Days by reducing the amount in clause (ii)(x) of the definition of “Exchange Ratio” (or any subsequent amount resulting from prior adjustments pursuant to Section 3.1(c)(vi)) by the aggregate amount of Losses of CCI and the CCI Subsidiaries that resulted in such Approved RS Losses, and thereafter all references to the Exchange Ratio shall be deemed to be the Exchange Ratio as so adjusted.

(ix) If within 18 months after the Closing Date (the “CSW Sale Period”) the CCI Parties sell the Colorado Springs (Westgate) land (“CSW”) at a price other than the sum of (A) $8,341,800, (B) the aggregate amount of costs incurred after April 30, 2025, to prepare the land for sale, such as costs for entitlement, permitting, land-clearing, site preparation and grading, landscaping, utility connection and soil testing and impact and other regulatory fees, and (C) the aggregate closing costs related to the sale, including brokerage fees, legal fees, title insurance, prepayment penalties, prorated property taxes, escrow fees and fees of the buyer that the CCI Parties agree to bear, if any, including loan origination fees, appraisal fees, survey fees, environmental reports and recording fees (such sum, the “CSW Threshold Price”), then (x) the Exchange Ratio will be adjusted upward (if the sale price exceeds the CSW Threshold Price) by increasing the amount in clause (i)(x) of the definition of Exchange Ratio by the amount of such excess or (y) the Exchange Ratio will be adjusted downward (if the sale price is less than the CSW Threshold Price) by decreasing the amount in clause (i)(x) of the definition of Exchange Ratio by the amount of such deficiency.

(x) During the CSW Sale Period, the CCI Parties shall use their reasonable best efforts to sell CSW in an Acceptable CSW Sale Transaction (the “Sale Process”). Throughout the Sale Process, the CCI Parties shall keep Jeff Hanks or such other designee of the RS Representative (the “Sales Director”) and Mark Hanks and Kelly Randall reasonably informed of the conduct of the Sale Process, including with respect to the property preparation and marketing, solicitation of bidders and negotiation of contracts in connection with any potential sales of CSW during such periods. During the CSW Sale Period, the CCI Parties shall, and shall cause their Affiliates to, (A) cooperate with all requests from the Sales Director (which are deemed in good faith by the CCI Parties to be reasonable) in connection with the conduct and administration of the Sales Process, (B) provide the Sales Director access to all books and records and financial, operating and other data and information reasonably requested by the Sales Director in connection with the Sale Process and (C) use their reasonable best efforts to permit the Sales Director to actively participate in the Sale Process, including with respect to attending and participating in all meetings and substantive conversations with potential bidders and Persons providing services in connection with a potential sale transaction (and shall give the Sales Director reasonable prior notice of any such meeting or conversation). The CCI Parties shall not, and shall cause their Affiliates not to, sell CSW during the CSW Sale Period for a price less than the CSW Threshold Price without providing prior notice to the RS Representative. In the event the CCI Parties obtain a bona fide written proposal from a third party to purchase CSW during the CSW Sales Period at a purchase price in excess of the CSW Threshold Price, the CCI Parties shall, and shall cause their Affiliates to, take all necessary, proper or appropriate corporate or other action to authorize and approve any such transactions and use reasonable best efforts to effect such transactions during the CSW Sales Period. The Parties acknowledge and agree that until the Closing, RS and the RS Subsidiaries may take any and all steps reasonably necessary or advisable to sell CSW; provided that no definitive agreement for the sale of CSW will be executed by RS or any RS Subsidiary unless consented to in advance in writing by CCI (which consent shall not be unreasonably withheld, conditioned or delayed), and in the event any such sale is consummated prior to the Closing, such sale will be deemed to have occurred during the CSW Sale Period and an adjustment to the Exchange Ratio pursuant to the terms of Section 3.1(c)(ix) will be made.

(xi) The RS Parties shall use commercially reasonable efforts to obtain certificates of occupancy or a COO Exception Notice for each COO Property until the Closing. Following the Closing, the Exchange Ratio will be adjusted downward by decreasing the amount in clause (i)(x) of the definition of Exchange Ratio by the aggregate amount of all reasonable and out-of-pocket expenses incurred by CCI (A) over the next 12 months to obtain certificates of occupancy or COO Exception Notices for each Remaining COO Property and (B) relating to obtaining a certificate of occupancy for any COO Transaction Property, including building permit fees, application fees, plan review fees, inspection fees, fire department fees, zoning or land-use fees, impact fees, environmental compliance fees, accessibility compliance fees, engineering or consultant fees, re-inspection or non-compliance penalties and temporary certificate of occupancy fees (the “COO Expenses”). Within 30 days following the earlier of (i) the date on which the last certificate of occupancy for the COO Remaining Properties and COO Transaction Properties was obtained and (ii) 12 months from the Closing, CCI shall deliver to the RS Representative a statement setting forth the COO Expenses together with reasonably detailed invoices and other documents that reasonably evidence the COO Expenses. Upon the delivery of such statement and invoices and documents, the RS Representative shall have 30 days to respond in writing either agreeing or disputing the amount of the COO Expenses. If the RS Representative does not agree with or disputes any COO Expenses, the RS Representative and CCI shall have 30 days to resolve and agree to a final amount of COO Expenses. If the RS Representative and CCI are unable to agree to a final amount of COO Expenses within such 30-day period, then the dispute shall be resolved in a court of competent jurisdiction located in Salt Lake City, Utah, and each of the Parties shall bear the cost of their own legal expenses.

(xii) All post-Closing adjustments to the Exchange Ratio described in this Section 3.1(c) shall be made by means of appropriate changes in the books and records of the CCI Parties with respect to the number of securities held by the RS Securityholders or their transferees.

(xiii) Before any adjustment to the Exchange Ratio for a Loss Event, the Party seeking recovery (the “Claiming Party”) must first exercise diligent, good-faith efforts to pursue and exhaust all available proceeds or other benefits under all applicable insurance policies (including the Environmental Tail Coverage, the Tail Policy and any other available insurance). Any proceeds actually received shall reduce (A) the amount of the Approved CCI Losses dollar-for-dollar or (B) the amount of Losses of CCI and the CCI Subsidiaries that resulted in the Approved RS Losses; if the Claiming Party receives insurance proceeds after an Exchange Ratio adjustment has been effected, it shall promptly remit to the other Party the amount of such proceeds in excess of any applicable deductibles, up to the amount previously credited as Approved CCI Losses or Approved RS Losses. All out-of-pocket costs and expenses incurred in pursuing such insurance shall constitute Losses subject to the limitations herein.

(xiv) Each Party shall take, and shall cause its Affiliates to take, all commercially reasonable steps to mitigate any Losses upon becoming aware of any event or circumstance that would be reasonably expected to give rise thereto and pursue insurance or third-party recoveries, and any such recoveries shall reduce the amount of Losses dollar-for-dollar. The other Party shall have the right to participate in any such recovery efforts.

(xv) Notwithstanding anything to the contrary in this Agreement, in no event shall any Party (or its Affiliates) be liable, nor shall any adjustment to the Exchange Ratio be made, for any special, punitive, exemplary, incidental or consequential damages or damages based on multiples-of-earnings, except to the extent actually awarded to a third party in connection with a third-party claim for which indemnification hereunder is otherwise available.

(xvi) The Parties acknowledge and agree that the rights and remedies set forth in this Section 3.1(c) (including the adjustment of the Exchange Ratio) constitute the sole and exclusive remedy of the Parties and all RS Securityholders for any and all Losses or other claims arising out of or relating to this Agreement, the Merger, the transactions contemplated hereby, or any other agreement delivered in connection herewith, whether arising in contract, tort, violation of law or otherwise, except for (A) intentional common law fraud, or (B) specific performance or other equitable relief to compel the performance of covenants expressly so enforceable under this Agreement.

(xvii) By accepting any portion of the REIT Merger Consideration or Partnership Merger Consideration, each RS Securityholder irrevocably (A) waives any right of contribution, recovery or similar claim against the RS Parties or their Affiliates arising out of or relating to any Approved CCI Losses for which the Exchange Ratio is adjusted, and (B) agrees not to assert any claim against any current or former director, manager, officer, employee or agent of the RS Parties or their Affiliates arising out of or relating to such Approved CCI Losses. Such waiver and agreement is also irrevocably made on behalf of each RS Securityholder by the RS Representative.

(xviii) The adjustment of the Exchange Ratio pursuant to each applicable provision of this Section 3.1(c) shall be effective notwithstanding (A) any transfer by an RS Securityholder of its REIT Merger Consideration or Partnership Merger Consideration, (B) the fact that the initiation of the adjustment occurs within the applicable time period but the final determination of Approved CCI Losses or Approved RS Losses occurs thereafter, and (C) any prior or subsequent adjustment pursuant to this Section 3.1(c).

(d) Transfer Books. From and after the Merger Effective Time, the equity transfer books of RS and RSOP shall be closed, and thereafter there shall be no further registration of transfers of RS Common Stock or partnership units of RSOP. From and after the Merger Effective Time, Persons who held outstanding shares of RS Common Stock or partnership units of RSOP immediately prior to the Merger Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for in this Agreement or by applicable Law.

(e) Fractional Shares. Notwithstanding anything to the contrary in this Agreement, no fractional shares of CCI Common Stock or partnership units of CROP less than 1/1,000th of a share or unit shall be issued pursuant to this Agreement and, in lieu thereof, such fractional shares or units a Person would otherwise be entitled to receive pursuant to this Agreement, but for this Section 3.1(e), shall be aggregated and rounded up to the nearest 1/1,000th of a share or unit.

(f) Notice to Certain Transferees. Notwithstanding anything to the contrary in this Agreement, each RS Securityholder shall be required to notify any proposed transferee of the RS Securityholder’s REIT Merger Consideration and Partnership Merger Consideration of the potential adjustments set forth in this Section 3.1 prior to effecting any transfer of the RS Securityholder’s REIT Merger Consideration or Partnership Merger Consideration.

Section 3.2 Exchange Procedures.

(a) At or promptly following the Merger Effective Time, CCI shall cause SS&C Technologies, Inc., or any successor transfer agent of CCI (the “Transfer Agent”), to record on the stock records of CCI the issuance of shares of CCI Class I Common Stock (including any fractional shares thereof) equal to the REIT Merger Consideration that is issuable to each holder of shares of RS Common Stock pursuant to Section 3.1. For the avoidance of doubt, payment of the REIT Merger Consideration shall only be made to the Person in whose name the relevant shares of RS Common Stock are registered in the stock transfer books of RS as of the Merger Effective Time.

(b) At or promptly following the Merger Effective Time, CROP shall cause the Transfer Agent to record on the partnership unit ledger of CROP the issuance of CROP Common Units (including any fractional shares thereof) equal to the Partnership Merger Consideration that is issuable to each holder of partnership units of RSOP pursuant to Section 3.1. For the avoidance of doubt, payment of the Partnership Merger Consideration shall only be made to the Person in whose name the relevant partnership units are registered in the partnership unit ledger of RSOP as of the Merger Effective Time.

(c) None of CCI, RS, the Surviving Entity, the Surviving OP, the Transfer Agent or any employee, officer, director, agent or Affiliate of such entities, shall be liable to any Person in respect of any REIT Merger Consideration or Partnership Merger Consideration (or the appropriate portion thereof) that has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts so delivered that remain unclaimed by holders of shares of RS Common Stock immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of CCI free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

(d) No interest shall be paid or accrued on the REIT Merger Consideration (or any amounts in respect thereof, including any dividends payable on shares of CCI Common Stock) or the Partnership Merger Consideration (or any amounts in respect thereof, including any distributions payable on partnership units of RSOP) for the benefit of the holders thereof.

Section 3.3 Withholding Rights. Each and any of CCI, RS, the Surviving Entity, CROP, RSOP, the Surviving OP or the Transfer Agent, or any of their agents, as applicable, shall be entitled to deduct and withhold from the REIT Merger Consideration and the Partnership Merger Consideration and any other amounts otherwise payable pursuant to this Agreement to any holder of RS Common Stock or partnership units of RSOP such amounts as it is required to deduct and withhold with respect to such payments under the Code or any other provision of state, local or foreign Tax Law. Any such amounts so deducted and withheld shall be timely paid to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Each of RS and RSOP shall deliver its validly executed and correctly completed Internal Revenue Service Forms W-9 establishing an exemption from backup withholding to each of CCI and CROP on or about the date hereof.

Section 3.4 Dissenters Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

Section 3.5 General Effects of the Merger.

(a) At the Merger Effective Time, the effect of the REIT Merger shall be as set forth in this Agreement and the Articles of Merger and as provided in the applicable provisions of the MGCL and the MLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all of the property, rights, privileges, powers and franchises of RS and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities and duties of RS and Merger Sub shall become the debts, liabilities and duties of the Surviving Entity.

(b) At the Partnership Merger Effective Time, the effect of the Partnership Merger shall be as set forth in this Agreement and the Certificate of Merger and as provided in the applicable provisions of the DRULPA. Without limiting the generality of the foregoing, and subject thereto, at the Partnership Merger Effective Time, all of the property, rights, privileges, powers and franchises of RSOP and CROP shall vest in the Surviving OP, and all debts, liabilities and duties of RSOP and CROP shall become the debts, liabilities and duties of the Surviving OP.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE RS PARTIES

Except as set forth in the disclosure letter delivered by the RS Parties to the CCI Parties prior to the execution and delivery of this Agreement (the “RS Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the RS Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face, the RS Parties hereby jointly and severally represent and warrant to the CCI Parties that:

Section 4.1 Organization and Qualification; Subsidiaries.

(a) RS is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. RS is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a RS Material Adverse Effect.

(b) Each RS Subsidiary is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each RS Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a RS Material Adverse Effect.

(c) Section 4.1(c) of the RS Disclosure Letter sets forth a true and complete list of the RS Subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which RS and the RS Subsidiaries are qualified or licensed to do business, and the percentage of interest held, directly or indirectly, by RS in each RS Subsidiary.

(d) Except as set forth in Section 4.1(d) of the RS Disclosure Letter, neither RS nor any RS Subsidiary directly or indirectly owns any equity interest or investment (whether equity or debt) in any Person (other than in the RS Subsidiaries and investments in short-term investment securities).

(e) RS has made available to the CCI Parties complete and correct copies of the RS Governing Documents, which are in full force and effect. Each of the RS Parties is in compliance with the terms of its applicable RS Governing Documents in all material respects.

(f) Except as set forth in Section 4.1(f) of the RS Disclosure Letter, no “individual” (within the meaning of Section 542 of the Code) owns more than 9.8% of the RS Common Stock after applying the attribution rules under Section 544 of the Code.

Section 4.2 Authority; Approval Required.

(a) Each of the RS Parties has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject only to receipt of the Stockholder Approval, to consummate the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by the RS Parties and the consummation by them of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate or partnership actions, as applicable, and no other proceedings on the part of any of the RS Parties are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject to receipt of the Stockholder Approval, the filing of the Articles of Merger with, and acceptance for record of such Articles of Merger by, the SDAT and the filing of the Certificate of Merger with, and acceptance for record of such Certificate of Merger by, the Delaware Secretary.

(b) This Agreement has been duly executed and delivered by the RS Parties and, assuming due authorization, execution and delivery by the CCI Parties, constitutes a legally valid and binding obligation of the RS Parties, enforceable against them in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c) The RS Board has duly adopted resolutions (i) determining that this Agreement, the Merger and the other transactions contemplated by this Agreement are in the best interests of RS and declaring the advisability of the Merger, (ii) authorizing and approving this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) authorizing and approving, on behalf of RS in RS’s capacity as the general partner of RSOP, this Agreement, the Partnership Merger and the other transactions contemplated by this Agreement, (iv) directing that the Merger be submitted for consideration by the stockholders of RS by means of written consent in lieu of a meeting, (v) directing, on behalf of RS in RS’s capacity as the general partner of RSOP, that the Partnership Merger be submitted for consideration by the limited partners of RSOP by means of written consent in lieu of a meeting, and (vi) subject to the terms of this Agreement, recommending the approval of the Merger by the RS stockholders and, on behalf of RS in RS’s capacity as the general partner of RSOP, recommending the approval of the Partnership Merger by the RSOP limited partners (the recommendations in this clause (vi), the “RS Board Recommendation”), which resolutions have not been, as of the date of this Agreement, rescinded, modified or withdrawn in any way.

Section 4.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the RS Parties do not, and the performance of this Agreement and its obligations hereunder will not, (i) assuming receipt of the Stockholder Approval, conflict with or violate any provision of (A) the RS Governing Documents or (B) any equivalent organizational or governing documents of any other RS Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.3(b) have been obtained, all filings and notifications described in Section 4.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to RS or any RS Subsidiary or by which any property or asset of RS or any RS Subsidiary is bound, or (iii) except as set forth in Section 4.3(a)(iii) of the RS Disclosure Letter, with or without notice, lapse of time or both, constitute or result in a breach or violation of, or a default under, or give rise to any Lien, acceleration of remedies, right of termination, purchase, first offer or forced sale under, any Contract of RS or any RS Subsidiary, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a RS Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of the RS Parties do not, and the performance of this Agreement by each of the RS Parties will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT pursuant to the MGCL and the MLLCA, (ii) the filing of the Certificate of Merger with, and the acceptance for record of the Certificate of Merger by, the Delaware Secretary pursuant to the DRULPA, (iii) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have a RS Material Adverse Effect.

Section 4.4 Capital Structure.

(a) The authorized capital stock of RS consists of (i) 900,000,000 shares of common stock, $0.01 par value per share (“RS Common Stock”), and (ii) 100,000,000 shares of preferred stock, $0.01 par value per share (“RS Preferred Stock”). As of the close of business on the date hereof, (i) 211,495.6283 shares of RS Common Stock were issued and outstanding, and (ii) no shares of RS Preferred Stock were issued and outstanding. All of the outstanding shares of RS Common Stock are duly authorized, validly issued, fully paid and nonassessable. As of the date hereof, there is no other outstanding capital stock of RS.

(b) As of the close of business on the date hereof, (i) 18,285,480.5952 RSOP Common Units were outstanding, (ii) 209,439.7162 RSOP LTIP Units were outstanding, all of which were held by those Persons listed on Section 4.4(b)(ii) of the RS Disclosure Letter, (iii) the RSOP Special Limited Partner Interest was outstanding and (iv) 211,495.6283 RSOP General Partner Units were outstanding, all of which were held by RS. As of the date hereof, there are no other outstanding RSOP partnership interests.

(c) All of the outstanding shares of capital stock of each of the RS Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the RS Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued and holders thereof have no obligation to make any further payments solely by reason of their ownership thereof. All shares of capital stock of (or other ownership interests in) each of the RS Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and, to the extent applicable, nonassessable. All of the issued and outstanding capital stock and other ownership interests of each of the RS Subsidiaries that are owned, directly or indirectly, by RS are owned free and clear of all Liens, other than Permitted Liens, and free of preemptive rights.

(d) There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) of RS or any RS Subsidiary issued and outstanding (“RS Voting Debt”). There are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which RS or any RS Subsidiary is a party or by which any of them is bound obligating RS or any RS Subsidiary to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of RS or any RS Subsidiary or securities convertible into or exchangeable for such shares or other equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock, RS Voting Debt or other equity interests.

(e) Neither RS nor any RS Subsidiary is a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) of any capital stock of RS or any RS Subsidiary. Neither RS nor any RS Subsidiary has granted any registration rights on any of its capital stock. No capital stock of RS is owned by any RS Subsidiary.

(f) RS does not have a “poison pill” or similar stockholder rights plan.

(g) All dividends or other distributions on shares of capital stock of RS or partnership units of RSOP and any material dividends or other distributions on any securities of any RS Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends or other distributions have been publicly announced and are not yet due and payable).

(h) All of the outstanding securities of the RS Parties were issued in compliance with applicable securities Laws.

Section 4.5 RS Sales Material; Financial Statements; Off-Balance Sheet Arrangements; Investment Company Act; Anti-Corruption Laws.

(a) As of their respective dates, the RS Sales Material did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b) If and to the extent requested by CCI, RS has made available to CCI complete and correct copies of all written correspondence between the SEC, on the one hand, and RS, on the other hand, since January 1, 2024. Neither RS nor any RS Subsidiary is subject to the periodic reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(c) Except as set forth in Section 4.5(c)(x) of the RS Disclosure Letter, the consolidated unaudited financial statements of RSOP and its RS Subsidiaries as of and for the years ended December 31, 2023 and December 31, 2024, including the related notes and schedules, true and complete copies of which are attached as Section 4.5(c)(y) of the RS Disclosure Letter, (i) have been prepared from, are in accordance with, and accurately reflect the books and records of RSOP and its RS Subsidiaries in all material respects, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or for normal and recurring year-end adjustments, which adjustments are not, individually or in the aggregate, material to RSOP) and (iii) fairly present in all material respects (subject to normal and recurring year-end adjustments, none of which is material, individually or in the aggregate), the consolidated financial position of RSOP and its RS Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows of RSOP and its RS Subsidiaries for the periods presented therein.

(d) RS is not, and none of the RS Subsidiaries is, a party to, and neither RS nor any RS Subsidiary has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement, including any arrangement relating to any transaction or relationship between or among RS and any RS Subsidiary, on the one hand, and any unconsolidated Affiliate of RS or any RS Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, RS, any RS Subsidiary or RS’s or such RS Subsidiary’s unaudited financial statements.

(e) Neither RS nor any RS Subsidiary is required to be registered as an investment company under the Investment Company Act.

(f) RS and the RS Subsidiaries (including in each case any of their officers and directors) have complied and are in compliance with applicable Anti-Corruption Laws. Neither RS nor any RS Subsidiary nor, to the Knowledge of RS, any director, officer or Representative of RS or any RS Subsidiary has (i) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made, taken or will take any action in furtherance of any direct or indirect unlawful payment, promise to pay or authorization or approval of the payment or giving of money, property or gifts of anything of value, directly or indirectly to any foreign or domestic government official or employee, (iii) made, offered or taken an act in furtherance of any direct or indirect unlawful bribe, rebate, payoff, kickback or other unlawful payment to any foreign or domestic government official or employee, (iv) made any payment to any customer, supplier or tenant, or to any officer, director, partner, employee or agent of any such customer, supplier or tenant, for the unlawful sharing of fees to any such customer, supplier or tenant or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (v) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer, supplier or tenant or any such officer, director, partner, employee or agent of such customer, officer or tenant, or (vi) taken any action or made any omission in violation of any applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts, in each case, in violation of any applicable Anti-Corruption Law. Neither RS nor any RS Subsidiary has received any written communication that alleges that RS or any RS Subsidiary, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law.

Section 4.6 Absence of Certain Changes or Events. From December 31, 2024 through the date of this Agreement, (a) RS and each RS Subsidiary have conducted their respective business in all material respects in the ordinary course of business, (b) except as set forth in Section 4.6(b) of the RS Disclosure Letter, neither RS nor any RS Subsidiary has taken any action that would have been prohibited by Section 6.1(b) (Conduct of the Business of RS) if taken from and after the date of this Agreement and (c) there has not been any RS Material Adverse Effect or any Effect that, individually or in the aggregate with all other Effects, would reasonably be expected to have a RS Material Adverse Effect.

Section 4.7 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against on the balance sheet of RS dated as of December 31, 2024 (including the notes thereto), (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement and (c) for liabilities or obligations incurred in the ordinary course of business since December 31, 2024, neither RS nor any RS Subsidiary has any liability or obligation (whether accrued, absolute, contingent or otherwise) that either alone or in the aggregate has had, or would reasonably be expected to have, a RS Material Adverse Effect.

Section 4.8 Permits; Compliance with Law.

(a) Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 4.11, which are addressed solely in that Section, RS and each RS Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority (“Permits”) necessary for RS and each RS Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted (the “RS Permits”), and all such RS Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the RS Permits, individually, or in the aggregate, would not reasonably be expected to have a RS Material Adverse Effect. RS has paid all fees and assessments due and payable, in each case, in connection with all such Permits except where failure to pay, individually or in the aggregate, would not reasonably be expected to have a RS Material Adverse Effect. No event has occurred with respect to any of the RS Permits which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any such RS Permits. Neither RS nor any of the RS Subsidiaries has received any notice indicating, nor to the Knowledge of RS, is there any pending applicable petition, objection or other pleading with any Governmental Authority having jurisdiction or authority over the operations of RS or the RS Subsidiaries or the RS Properties that impairs the validity of any RS Permit or which would reasonably be expected, if accepted or granted, to result in the revocation of any RS Permit, except where the impairment or revocation of any such RS Permits, individually, or in the aggregate, would not reasonably be expected to have a RS Material Adverse Effect.

(b) Since January 1, 2023, neither RS nor any RS Subsidiary has been in conflict with, or in default or violation of, any Law applicable to RS or any RS Subsidiary or by which any property or asset of RS or any RS Subsidiary is bound (except for compliance with Laws addressed in Section 4.10, Section 4.11, Section 4.13 and Section 4.16, which are solely addressed in those Sections) except, in each case, for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a RS Material Adverse Effect.

Section 4.9 Litigation. Except as set forth in Section 4.9 of the RS Disclosure Letter, there is no material Action pending or, to the Knowledge of RS, overtly threatened (i) against (A) RS or any RS Subsidiary, (B) any current or former director, officer, employee or agent RS or any RS Subsidiary with respect to which RS or any RS Subsidiary has any obligation to indemnify or advance expenses or (C) any Affiliate of RS relating to RS or any RS Subsidiary or (ii) against or involving any Affiliate of RS or an RS Subsidiary that would reasonably be expected to result in liability to RS or any RS Subsidiary or materially impair the ability of the RS Parties to consummate the transactions contemplated by this Agreement, and, in the case of each of clause (i) and clause (ii), to the Knowledge of the RS Parties, there is no basis for any such Action. Neither RS nor any RS Subsidiary has been permanently or temporarily enjoined by any Order from engaging in or continuing to conduct the business of RS or the RS Subsidiaries. No Order has been issued in any proceeding to which RS or any of the RS Subsidiaries is or was a party, or, to the Knowledge of RS, in any other proceeding, that enjoins or requires RS or any of the RS Subsidiaries to take action of any kind with respect to its businesses, assets or properties. There are no material outstanding Orders, unsatisfied judgments, penalties, or awards against or affecting RS or any RS Subsidiary, their respective properties, assets, or operations, or against or affecting any Affiliate of an RS Party relating to RS or any RS Subsidiary. Since December 31, 2023, neither RS nor any RS Subsidiary has received or made any settlement offer for any Action to which RS or any RS Subsidiary is a party or potentially could be a party (in each case, either as plaintiff or defendant), other than settlement offers that do not exceed $200,000 individually.

Section 4.10 Properties.

(a) Except as set forth in Section 4.10(a) of the RS Disclosure Letter, the RS Properties are free and clear of Liens, except for Permitted Liens. Except as would not reasonably be expected to have a RS Material Adverse Effect, (i) neither RS nor any RS Subsidiary has received written notice of any uncured violation of any Law affecting any portion of any of the RS Properties issued by any Governmental Authority and (ii) neither RS nor any RS Subsidiary has received written notice to the effect that there is any (A) condemnation or rezoning proceeding that is pending or, to the Knowledge of RS, threatened with respect to any of the RS Properties or (B) zoning, building or similar Law that is or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the RS Properties or by the continued maintenance, operation or use of the parking areas associated with the RS Properties.

(b) RS has not received written notice of, nor does RS have any Knowledge of, any latent defects or adverse physical conditions affecting any of the RS Properties or the improvements thereon, except as has not had and would not reasonably be expected to have a RS Material Adverse Effect.

(c) RS and the RS Subsidiaries have good title to, or a valid and enforceable leasehold interest in, all personal assets owned, used or held for use by them except as would not reasonably be expected to be material to RS or the RS Subsidiaries, taken as a whole. Except as would not reasonably be expected to be material to RS or the RS Subsidiaries, taken as a whole, neither RS’s nor the RS Subsidiaries’ ownership of any such personal property is subject to any Liens, other than Permitted Liens.

(d) A policy of title insurance has been issued for each RS Property insuring, as of the effective date of such insurance policy, (i) (A) fee simple title interest held by RS or the applicable RS Subsidiary with respect to RS Properties that are not subject to ground leases and (B) valid leasehold estate held by RS or the applicable RS Subsidiary that are subject to ground leases and (ii) to the Knowledge of RS, such insurance policies are in full force and effect, and no material claim has been made against any such policy that remains outstanding.

Section 4.11 Environmental Matters. Except as set forth in Section 4.11 of the RS Disclosure Letter, and except as, individually or in the aggregate, would not reasonably be expected to have a RS Material Adverse Effect: (i) no written notification, demand, request for information, citation, summons, notice of violation or order has been received, no complaint has been filed, no penalty has been assessed and no investigation, action, suit or proceeding is pending or, to the Knowledge of RS, is threatened, in each case relating to RS or any of the RS Subsidiaries or any of their respective properties, and relating to or arising out of any Environmental Law or Hazardous Substance; (ii) RS and the RS Subsidiaries are, and for the past year, have been, in compliance with all Environmental Laws and all applicable Environmental Permits; (iii) RS and each of the RS Subsidiaries is in possession of all Environmental Permits necessary for RS and each RS Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted, and all such Environmental Permits are valid and in full force and effect; (iv) any and all Hazardous Substances disposed of by RS and each RS Subsidiary since January 1, 2023, were disposed in accordance with all applicable Environmental Laws and Environmental Permits; (v) RS and the RS Subsidiaries are not subject to any Order, determination or award by any Governmental Authority pursuant to any Environmental Laws, any Environmental Permit or with respect to any Hazardous Substance; and (vi) there are no liabilities or obligations of RS or any of the RS Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance, and there is no condition, situation or set of circumstances that would reasonably be expected to result in any such liability or obligation.

Section 4.12 Material Contracts.

(a) Other than the Contracts described in Section 4.12(a) and except for this Agreement, Section 4.12(b) of the RS Disclosure Letter sets forth a true, correct and complete list of each Contract (or the accurate description of principal terms in case of oral Contracts), including all amendments, supplements and side letters thereto, to which RS or any RS Subsidiary is a party or by which it is bound or to which any RS Property or other material asset is subject, that:

(i) obligates RS or any RS Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $200,000 and is not cancelable within 90 days without material penalty to RS or any RS Subsidiary;

(ii) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that materially restricts the business of RS or any RS Subsidiary, including upon consummation of the transactions contemplated by this Agreement, or that otherwise restricts the lines of business conducted by RS or any RS Subsidiary or the geographic area in which RS or any RS Subsidiary may conduct business;

(iii) obligates RS or any RS Subsidiary to indemnify any past or present directors, officers, or employees of RS or any RS Subsidiary, other than the RS Governing Documents or any equivalent organizational or governing documents of any other RS Subsidiary;

(iv) constitutes (A) an Indebtedness obligation of RS or any RS Subsidiary with a principal amount greater than $200,000 or (B) a Contract under which (1) any Person (including RS or a RS Subsidiary) has directly or indirectly guaranteed Indebtedness, liabilities or obligations of RS or any RS Subsidiary or (2) RS or any RS Subsidiary has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any Person (other than RS or any RS Subsidiary);

(v) provides for the pending purchase or sale, option to purchase or sell or other right to purchase, sell, dispose of or ground lease (by merger, by purchase or sale of assets or stock, by lease or otherwise) (other than any right of first refusal or right of first offer) of (A) any real property (including any RS Property or any portion thereof) or (B) any other asset of RS or any RS Subsidiary or equity interests of any Person, in the case of (A) and (B), with a purchase or sale price greater than $200,000;

(vi) constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract relating to a swap or other hedging transaction of any type;

(vii) constitutes a loan to any Person (other than a wholly owned subsidiary of RS) by RS or any RS Subsidiary;

(viii) sets forth the operational or economic terms of a joint venture, partnership, limited liability company or strategic alliance of RS or any RS Subsidiary with a third party;

(ix) prohibits the pledging of RS Common Stock or common stock of any RS Subsidiary or prohibits the issuance of guarantees by any RS Subsidiary;

(x) contains covenants limiting the ability of RS or any RS Subsidiary to sell, transfer, pledge or otherwise, dispose of any material assets or business of RS or any RS Subsidiary;

(xi) contains restrictions on the ability of RS or any RS Subsidiary to pay dividends or other distributions, other than the RS Governing Documents or any equivalent organizational or governing documents of any other RS Subsidiary;

(xii) has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of $50,000;

(xiii) provides for the management or operation of any of the RS Properties by any third party;

(xiv) is a lease, sublease, license or other rental agreement or occupancy agreement that grants any possessory interest in and to any space situated on or in the RS Properties or that otherwise gives rights with regard to the use of the RS Properties pursuant to which RS or any RS Subsidiary expects to receive annualized rental income per year in excess of $200,000;

(xv) is a ground lease under which RS or a RS Subsidiary holds a leasehold interest in the RS Properties or any portion thereof;

(xvi) provides a right of first refusal or right of first offer of any real property;

(xvii) is with a Governmental Authority; or

(xviii) is both (A) not made in the ordinary course of business and (B) material to RS and the RS Subsidiaries, taken as a whole (such Contracts described in this Section 4.12(b), “RS Material Contracts”).

(b) Each RS Material Contract is legal, valid, binding on and enforceable against RS or the RS Subsidiary that is a party thereto and, to the Knowledge of RS, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as would not, individually or in the aggregate, reasonably be expected to be material to RS and the RS Subsidiaries, taken as a whole, RS and each RS Subsidiary has performed all obligations required to be performed by it under each RS Material Contract and, to the Knowledge of RS, each other party thereto has performed all obligations required to be performed by it under such RS Material Contract. None of RS, any RS Subsidiary or, to the Knowledge of RS, any other party thereto, is in breach or violation of, or default under, any RS Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any RS Material Contract, except where in each case such breach, violation or default, individually or in the aggregate, would not reasonably be expected to be material to RS and the RS Subsidiaries, taken as a whole. Neither RS nor any RS Subsidiary has received written notice of any violation or default under, or currently owes any termination, cancellation or other similar fees or any liquidated damages with respect to, any RS Material Contract, except for violations, defaults, fees or damages that, individually or in the aggregate, would not reasonably be expected to have a RS Material Adverse Effect.

(c) Since December 31, 2023, (i) neither RS nor any RS Subsidiary has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any RS Material Contract and (ii) no party has exercised, or threatened to exercise, any force majeure or similar provision under any RS Material Contract.

(d) Neither RS nor any RS Subsidiary owes any termination, cancellation or other similar fees or any liquidated damages to any property manager or operator.

Section 4.13 Taxes.

(a) RS and each RS Subsidiary has timely filed with the appropriate Governmental Authority all U.S. federal and state income and other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns are complete and correct in all material respects. RS and each RS Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. If and to the extent requested by CCI, true and complete copies of all United States federal income Tax Returns that have been filed with the IRS by RS and each RS Subsidiary with respect to the taxable years ending on or after December 31, 2023, have been made available to CCI. No written claim has been proposed by any Governmental Authority in any jurisdiction where RS or any RS Subsidiary do not file Tax Returns that RS or any RS Subsidiary is or may be subject to Tax by such jurisdiction.

(b) RS meets the requirements of Sections 856(c)(2) and 856(c)(3) of the Code for the taxable year of RS ending with the Merger Effective Time. RS meets the requirements of Section 856(c)(4) of the Code for the quarter of the taxable year of RS ending with the Merger Effective Time.

(c) (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or threatened in writing with regard to any material Taxes or material Tax Returns of RS or any RS Subsidiary; (ii) no deficiency for any material Taxes of RS or any RS Subsidiary has been claimed, proposed or assessed, in each case, in writing by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith; (iii) neither RS nor any RS Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) neither RS nor any RS Subsidiary is currently the beneficiary of any extension of time within which to file any material Tax Return, other than automatic extensions; and (v) neither RS nor any RS Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d) Each RS Subsidiary that is a partnership, joint venture or limited liability company has been, since it became a RS Subsidiary, treated for United States federal income tax purposes as a partnership, or a disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation whose separate existence is respected for United States federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for U.S. federal income tax purposes under Section 7704(a) of the Code. No RS Subsidiary is a corporation for United States federal income tax purposes.

(e) RS and the RS Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(f) Except as set forth in Section 4.13(f) of the RS Disclosure Letter, there are no RS Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of RS threatened to raise, a material claim against RS or any RS Subsidiary for any breach of any RS Tax Protection Agreements. As used herein, “RS Tax Protection Agreement” means any written agreement to which RS or any RS Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a RS Subsidiary Partnership (as hereinafter defined) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company interests in a RS Subsidiary Partnership, RS or any RS Subsidiary has agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, or (D) only dispose of assets in a particular manner. As used herein, “RS Subsidiary Partnership” means a RS Subsidiary that is a partnership for United States federal income tax purposes.

(g) There are no Tax Liens upon any property or assets of RS or any RS Subsidiary except Liens for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(h) There are no Tax allocation or sharing agreements or similar arrangements (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes or any such agreement between or among solely RS and the RS Subsidiaries) with respect to or involving RS or any RS Subsidiary, and after the Closing Date neither RS nor any RS Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(i) Neither RS nor any RS Subsidiary has requested or received any private letter ruling or other similar written ruling of a Governmental Authority or entered into any written agreement with a Governmental Authority with respect to any Taxes, and neither RS nor any RS Subsidiary is subject to any such private letter ruling or other similar written ruling of a Governmental Authority.

(j) Neither RS nor any RS Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than any RS Subsidiary) under (A) Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), (B) as a transferee or successor, or (C) by Contract (other than customary RS Tax Protection Agreements or Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), or otherwise.

(k) Neither RS nor any RS Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(l) Neither RS nor any RS Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement or in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(m) No written power of attorney that has been granted by RS or any RS Subsidiary (other than to RS or a RS Subsidiary) currently is in force with respect to any matter relating to material Taxes.

(n) RS does not own a direct or indirect interest in an entity that is treated as a REIT for U.S. federal and applicable state and local income tax purposes.

(o) Neither RS nor any RS Subsidiary has taken any action or failed to take any action which action or failure would reasonably be expected to prevent, nor to the Knowledge of RS is there any other fact or circumstance that could reasonably be expected to prevent, the REIT Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code.

(p) If RS were treated as a REIT, RS would qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code and would not qualify as a “pension-held REIT” within the meaning of Section 856(h)(3)(D) of the Code.

(q) All persons treated as owners of RS and/or RSOP for U.S. federal income tax purposes are “United States persons” within the meaning of Section 7701(a)(30) of the Code.

(r) RS has no undistributed earnings and profits as of the Merger Effective Time.

(s) Section 4.13(s) of the RS Disclosure Letter sets forth the amount of “net built-in gain” as of the Merger Effective Time with respect to each RS Property that is subject to “section 1374 treatment” (within the meaning of Treasury Regulation Section 1.337(d)-7(b)) arising as a result of the transactions contemplated by this Agreement.

Section 4.14 Intellectual Property. Neither RS nor any RS Subsidiary: (a) owns any registered trademarks, patents or copyrights, (b) has any pending applications, registrations or recordings for any trademarks, patents or copyrights or (c) is a party to any Contracts with respect to use by RS or any RS Subsidiary of any trademarks or patents of any third party. Except as, individually or in the aggregate, would not reasonably be expected to have a RS Material Adverse Effect, to RS’s Knowledge (i) no Intellectual Property used by RS or any RS Subsidiary infringes or is alleged to infringe any Intellectual Property rights of any third party, (ii) no Person is misappropriating, infringing or otherwise violating any Intellectual Property of RS or any RS Subsidiary, and (iii) RS and the RS Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of RS and the RS Subsidiaries as it is currently conducted. Since January 1, 2023, neither RS nor any RS Subsidiary has received any written or, to the Knowledge of RS, verbal complaint, claim or notice alleging misappropriation, infringement or violation of any Intellectual Property rights of any third party.

Section 4.15 Insurance. Section 4.15 of the RS Disclosure Letter sets forth, for all material insurance policies and all material fidelity bonds of RS and the RS Subsidiaries, the general type of insurance, insurer, policy number and aggregate limit (the “RS Insurance Policies”). All such insurance policies are in full force and effect and no written notice of cancellation or termination has been received by RS or any RS Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation. Except as, individually, or in the aggregate, would not reasonably be expected to be material to RS and the RS Subsidiaries, taken as a whole, (a) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a breach or default under any RS Insurance Policy, or permit termination or modification thereof, (b) all premiums currently due and payable under all RS Insurance Policies have been paid, and (c) RS and the RS Subsidiaries have otherwise complied in all material respects with the terms and conditions of all RS Insurance Policies.

Section 4.16 Benefit Plans; Employment Matters.

(a) Except as set forth at Section 4.16 of the RS Disclosure Letter, RS and the RS Subsidiaries do not and are not required to, and have not and have never been required to, maintain, sponsor or contribute to, and do not have any liability with respect to, any Benefit Plans. Neither RS nor any RS Subsidiary has any contract, plan or commitment, whether or not legally binding, to create any Benefit Plan.

(b) None of RS, any RS Subsidiaries or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(c) Neither RS nor any RS Subsidiary has, or has ever had, any employees.

(d) Each Benefit Plan of RS has been established, administered, and maintained in all material respects in accordance with its terms and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Laws.

(e) The execution, delivery and performance of this Agreement will not constitute a triggering event that will result (either alone or upon the occurrence of any additional or subsequent event) in any payment (whether of severance pay or otherwise) becoming due, any “parachute payment” as defined in Section 280G of the Code, any increase in payment, or accelerate the time of payment or vesting of compensation due to any current or former employee, independent contractor, officer or director (or dependents of such Persons) of RS or any RS Subsidiary. Neither RS nor any RS Subsidiary is a party to or has any obligation to compensate any Person for excise taxes payable pursuant to Section 4999 of the Code or for additional taxes payable pursuant to Section 409A of the Code. Any Benefit Plan sponsored or maintained by RS or any RS Subsidiary at any time which is or was a “nonqualified deferred compensation plan” as defined in Section 409A of the Code has been maintained and operated in compliance in all material respects with Section 409A of the Code or an available exemption therefrom.

Section 4.17 Related-Party Transactions. Except as set forth in Section 4.17 of the RS Disclosure Letter, prior to the date hereof, no agreements, arrangements or understandings between RS or any RS Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand (other than those exclusively among RS and RS Subsidiaries), are in existence that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC if RS were subject to such regulation.

Section 4.18 Brokers. No broker, investment banker or other Person (other than the Persons listed in Section 4.18 of the RS Disclosure Letter, pursuant to the terms of the engagement letter between RS and such Person, true, correct and complete copies of which have been provided to CCI prior to the date hereof) is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of RS or any RS Subsidiary.

Section 4.19 Opinion of Financial Advisor. The RS Board has received the oral opinion (which opinion has been or will be confirmed in writing) of Scalar, LLC (the “RS Financial Advisor”), to the effect that, as of the date of this Agreement and based on and subject to the assumptions, limitations, qualifications and conditions set forth in its written opinion, the Exchange Ratio is fair, from a financial point of view, to holders of RS Common Stock and the Pre-Merger Transaction Consideration is fair, from a financial point of view, to RS. RS will deliver to CCI a complete and correct copy of such opinion promptly after receipt thereof by the RS Board solely for informational purposes and on a non-reliance basis (though such delivery need not be prior to entering into this Agreement).

Section 4.20 Takeover Statutes; Appraisal Rights. The RS Board has taken all action necessary to render inapplicable to the REIT Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) are applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement. No dissenters’, appraisal or similar rights are available to the holders of the capital stock of RS with respect to the Merger and the other transactions contemplated by this Agreement.

Section 4.21 No Other Representations and Warranties; Non-Reliance.

(a) Except for the representations and warranties expressly set forth in this Article 4, or any document, agreement, certificate or other instrument contemplated by this Agreement, no RS Party nor any Person on behalf of a RS Party, has made any representation or warranty, expressed or implied, with respect to RS or any RS Subsidiary, including their respective businesses, operations, assets (including the RS Properties), liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects), or the accuracy or completeness of any information regarding RS or any RS Subsidiary.

(b) Notwithstanding anything contained in this Agreement to the contrary, the RS Parties acknowledge and agree with the representation of the CCI Parties in Section 5.20(a), and hereby acknowledge and confirm that, other than the representations and warranties expressly set forth in Article 5, or any document, agreement, certificate or other instrument contemplated by this Agreement, none of the CCI Parties or any other Person has made or is making, and the RS Parties are not relying on, any representations or warranties relating to the CCI Parties whatsoever, express or implied, by operation of law or otherwise, including any implied representation or warranty as to the accuracy or completeness of any information furnished or made available to the RS Parties or any of their Representatives by the CCI Parties or their Representatives.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE CCI PARTIES

Except as set forth in (a) the disclosure letter delivered by the CCI Parties to the RS Parties prior to the execution and delivery of this Agreement (the “CCI Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the CCI Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face, or (b) the CCI SEC Documents publicly filed with or publicly furnished to the SEC on or after January 1, 2025, and prior to the date of this Agreement, excluding any information or documents incorporated by reference therein or filed as exhibits thereto and any disclosures set forth or referenced in any risk factor section, forward-looking statements section or in any other section therein to the extent they are forward-looking statements or cautionary, non-specific, predictive or forward-looking in nature (and then only to the extent that the relevance of any disclosed event, item or occurrence in such filings to a matter covered by a representation or warranty set forth in this Article 5 is reasonably apparent on its face); provided that this clause (b) shall not apply to Section 5.4 (Capital Structure), the CCI Parties hereby jointly and severally represent and warrant to the RS Parties that:

Section 5.1 Organization and Qualification; Subsidiaries.

(a) CCI is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite limited liability company power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. CCI is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a CCI Material Adverse Effect.

(b) Each CCI Subsidiary is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each CCI Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a CCI Material Adverse Effect.

(c) Section 5.1(c) of the CCI Disclosure Letter sets forth a true and complete list of the CCI Subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which CCI and the CCI Subsidiaries are qualified or licensed to do business, and the percentage of interest held, directly or indirectly, by CCI in each CCI Subsidiary, including a list of each CCI Subsidiary that is (i) a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (a “Qualified REIT Subsidiary”), (ii) a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (a “Taxable REIT Subsidiary”) and (iii) an entity taxable as a corporation under the Code that is neither a Qualified REIT Subsidiary nor a Taxable REIT Subsidiary.

(d) Except as set forth in Section 5.1(d) of the CCI Disclosure Letter, neither CCI nor any CCI Subsidiary directly or indirectly owns any equity interest or investment (whether equity or debt) in any Person (other than in the CCI Subsidiaries and investments in short-term investment securities).

(e) CCI has made available to the RS Parties complete and correct copies of the CCI Governing Documents, which are in full force and effect. Each of the CCI Parties is in compliance with the terms of its applicable CCI Governing Documents in all material respects.

(f) CCI has not exempted any “Person” from the “Aggregate Stock Ownership Limit” or the “Common Stock Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the CCI Charter, which exemption or Excepted Holder Limit is currently in effect.

Section 5.2 Authority.

(a) Each of the CCI Parties has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by the CCI Parties and the consummation by them of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate, limited liability company, or partnership actions, as applicable, and no other proceedings on the part of the CCI Parties are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject to the filing of the Articles of Merger with, and acceptance for record of such Articles of Merger by, the SDAT and the filing of the Certificate of Merger with, and acceptance for record of such Certificate of Merger by, the Delaware Secretary.

(b) This Agreement has been duly executed and delivered by the CCI Parties and, assuming due authorization, execution and delivery by the RS Parties, constitutes a legally valid and binding obligation of the CCI Parties, enforceable against them in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c) The CCI Board has (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of CCI, (ii) authorized and approved this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) authorized and approved, on behalf of CCI in CCI’s capacity as the manager of Merger Sub, this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iv) authorized and approved, on behalf of CCI in CCI’s capacity as the manager of the general partner of CROP, this Agreement, the Partnership Merger and the other transactions contemplated by this Agreement.

Section 5.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the CCI Parties do not, and the performance of this Agreement and its obligations hereunder will not, (i) conflict with or violate any provision of (A) the CCI Governing Documents or (B) any equivalent organizational or governing documents of any other CCI Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.3(b) have been obtained, all filings and notifications described in Section 5.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to CCI or any CCI Subsidiary or by which any property or asset of CCI or any CCI Subsidiary is bound, or (iii) with or without notice, lapse of time or both, constitute or result in a breach or violation of, or a default under, or give rise to any Lien, acceleration of remedies, right of termination, purchase, first offer or forced sale under, any Contract of CCI or any CCI Subsidiary, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a CCI Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of the CCI Parties do not, and the performance of this Agreement by each of the CCI Parties will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT pursuant to the MGCL and the MLLCA, (iii) the filing of the Certificate of Merger with, and the acceptance for record of the Certificate of Merger by, the Delaware Secretary pursuant to the DRULPA, (iv) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws and (v) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have a CCI Material Adverse Effect.

Section 5.4 Capital Structure.

(a) The authorized capital stock of CCI consists of (i) 125,000,000 shares of Class A common stock, $0.01 par value per share (“CCI Class A Common Stock”), (ii) 275,000,000 shares of Class D common stock, $0.01 par value per share (“CCI Class D Common Stock”), (iii) 275,000,000 shares of Class I common stock, $0.01 par value per share (“CCI Class I Common Stock”), (iv) 275,000,000 shares of Class T common stock, $0.01 par value per share (“CCI Class T Common Stock”), (v) 50,000,000 shares of Class TX common stock, $0.01 par value per share (“CCI Class TX Common Stock” and together with the CCI Class A Common Stock, the CCI Class D Common Stock, the CCI Class I Common Stock and the CCI Class T Common Stock, the “CCI Common Stock”) and (vi) 100,000,000 shares of preferred stock, $0.01 par value per share, of which 12,800,000 shares are designated as Series 2019 Preferred Stock, $0.01 par value per share (“CCI Series 2019 Preferred Stock”), 15,000,000 shares are designated as Series 2023 Preferred Stock, $0.01 par value per share (“CCI Series 2023 Preferred Stock”), 1,000,000 shares are designated as Series 2023-A Preferred Stock, $0.01 par value per share (“CCI Series 2023-A Preferred Stock),” 15,000,000 shares are designated as Series A Convertible Preferred Stock, $0.01 par value per share (“CCI Series A Convertible Preferred Stock)” and 15,000,000 shares are designated as Series 2025 Preferred Stock, $0.01 par value per share (“CCI Series 2025 Preferred Stock,” and together with the CCI Series 2019 Preferred Stock, the CCI Series 2023 Preferred Stock and the CCI Series 2023-A Preferred Stock, the “CCI Preferred Stock”). As of the close of business on June 18, 2025, (A) 19,241,595 shares of CCI Class A Common Stock were issued and outstanding, (B) 465,874 shares of CCI Class D Common Stock were issued and outstanding, (C) 6,453,371 shares of CCI Class I Common Stock were issued and outstanding, (D) 4,334,434 shares of CCI Class T Common Stock were issued and outstanding, (E) 0 shares of CCI Class TX Common Stock were issued and outstanding, (F) 6,195,187 shares of CCI Series 2019 Preferred Stock were issued and outstanding, (G) 10,536,607 shares of CCI Series 2023 Preferred Stock were issued and outstanding, (H) 295,000 shares of CCI Series 2023-A Preferred Stock were issued and outstanding, (I) 8,965,765 shares of CCI Series A Convertible Preferred Stock were issued and outstanding and (J) 7,751,552 shares of CCI Series 2025 Preferred Stock were issued and outstanding. All of the outstanding shares of CCI Common Stock are duly authorized, validly issued, fully paid and nonassessable. As of the date hereof, there is no other outstanding class of capital stock of CCI. Since June 18, 2025 through the date of this Agreement, CCI has not issued any shares of capital stock or other equity interests except for issuances pursuant to any options, warrants, convertible securities or other rights to acquire any capital stock or other equity interest of CCI outstanding prior to June 18, 2025, other than issuances of CCI Preferred Stock in the ordinary course of business pursuant to ongoing private securities offerings.

(b) As of the close of business on June 18, 2025, (i) 30,806,032 CROP Common Units were outstanding, (ii) 6,195,187 CROP Series 2019 Preferred Units were outstanding, all of which were held by CCI or a wholly owned subsidiary of CCI, (iii) 10,536,607 CROP Series 2023 Preferred Units were outstanding, all of which were held by CCI or a wholly owned subsidiary of CCI, (iv) 295,000 CROP Series 2023-A Preferred Units were outstanding, all of which were held by CCI or a wholly owned subsidiary of CCI, (v) 8,965,765 CROP Series A Convertible Preferred Units were outstanding, all of which were held by CCI or a wholly owned subsidiary of CCI, (vi) 7,751,552 CROP Series 2025 Preferred Units were outstanding, all of which were held by CCI or a wholly owned subsidiary of CCI, (vii) 1,069,661 CROP LTIP Units were outstanding, (viii) 597,133 CROP Special LTIP Units were outstanding, (ix) the CROP Special Limited Partner Interest was outstanding and (x) 30,495,274 CROP General Partner Units were outstanding, all of which were held by CCI. As of the date hereof, there is no other outstanding class of CROP partnership interests. Since June 18, 2025 through the date of this Agreement, CROP has not issued any equity interests except for issuances pursuant to any options, warrants, convertible securities or other rights to acquire any equity interests of CROP outstanding prior to June 18, 2025, other than issuances of CROP partnership interests to Merger Sub in connection with the issuance of CCI Preferred Stock in the ordinary course of business pursuant to ongoing private securities offerings.

(c) All of the outstanding shares of capital stock of each of the CCI Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the CCI Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued and holders thereof have no obligation to make any further payments solely by reason of their ownership thereof. All shares of capital stock of (or other ownership interests in) each of the CCI Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and, to the extent applicable, nonassessable. All of the issued and outstanding capital stock and other ownership interests of each of the CCI Subsidiaries that are owned, directly or indirectly, by CCI are owned free and clear of all Liens, other than Permitted Liens, and free of preemptive rights.

(d) There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) of CCI or any CCI Subsidiary issued and outstanding (“CCI Voting Debt”). Except as set forth on Section 5.4(d) of the CCI Disclosure Letter, there are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which CCI or any CCI Subsidiary is a party or by which any of them is bound obligating CCI or any of the CCI Subsidiaries to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of CCI or any CCI Subsidiary or securities convertible into or exchangeable for such shares or other equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock, CCI Voting Debt or other equity interests.

(e) Except as set forth on Section 5.4(e) of the CCI Disclosure Letter, neither CCI nor any CCI Subsidiary is a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) of any capital stock of CCI or any CCI Subsidiary. Except as set forth on Section 5.4(e) of the CCI Disclosure Letter, neither CCI nor any CCI Subsidiary has granted any registration rights on any of its capital stock. No capital stock of CCI is owned by any CCI Subsidiary.

(f) CCI does not have a “poison pill” or similar stockholder rights plan.

(g) All dividends or other distributions on the shares of capital stock of CCI or partnership units of CROP and any material dividends or other distributions on any securities of any CCI Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends or other distributions have been publicly announced and are not yet due and payable).

(h) All of the outstanding securities of the CCI Parties were issued in compliance with applicable securities Laws.

(i) The REIT Merger Consideration and the Partnership Merger Consideration, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and to the extent applicable, nonassessable, and issued in compliance with all applicable state and federal securities Laws, including a valid exemption from registration if not issued pursuant to a registered securities offering, and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, the CCI Governing Documents or any Contract to which CCI or CROP is a party or otherwise bound.

Section 5.5 SEC Documents; Financial Statements; Off-Balance Sheet Arrangements; Internal Controls; Investment Company Act; Anti-Corruption Laws.

(a) CCI has timely filed with, or furnished (on a publicly available basis) to the SEC, all forms, documents, certifications, statements, schedules and reports required to be filed or furnished by CCI under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act) since January 1, 2024 (the forms, documents, certifications, statements, schedules, reports (including the financial statements referenced in Section 5.5(e)) filed with the SEC since January 1, 2024, including those filed with the SEC since the date of this Agreement, if any, including any amendments thereto, the “CCI SEC Documents”).

(b) As of their respective filing dates, the CCI SEC Documents (i) complied, or with respect to CCI SEC Documents filed after the date hereof, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the Sarbanes-Oxley Act, and (ii) did not, or with respect to CCI SEC Documents filed after the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the CCI SEC Documents is, to the Knowledge of CCI, the subject of ongoing SEC review or threatened review, and CCI does not have any outstanding and unresolved comments from the SEC with respect to any CCI SEC Documents. None of the CCI SEC Documents is the subject of any confidential treatment request by CCI.

(c) If and to the extent requested by RS, CCI has made available to RS complete and correct copies of all written correspondence between the SEC, on the one hand, and CCI, on the other hand, since December 31, 2023. No CCI Subsidiary is separately subject to the periodic reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(d) The consolidated audited and unaudited financial statements of CCI and the CCI Subsidiaries included, or incorporated by reference, in the CCI SEC Documents, including the related notes and schedules, (i) have been prepared from, are in accordance with, and accurately reflect the books and records of CCI and the CCI Subsidiaries in all material respects, (ii) complied as of their respective dates in all material respects with the then-applicable accounting requirements of the SEC, (iii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments, which adjustments are not, individually or in the aggregate, material to CCI) and (iv) fairly present, in all material respects (subject, in the case of unaudited financial statements, for normal and recurring year-end adjustments, none of which is material, individually or in the aggregate), the consolidated financial position of CCI and the CCI Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows of CCI and the CCI Subsidiaries for the periods presented therein.

(e) Except as set forth on Section 5.5(e) of the CCI Disclosures Letter, (A) since January 1, 2023, CCI has maintained disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that material information required to be disclosed by CCI in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to CCI’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of CCI required under the Exchange Act with respect to such reports, and (B) to CCI’s Knowledge, such disclosure controls and procedures are effective in timely alerting CCI’s principal executive officer and principal financial officer to material information required to be included in CCI’s periodic reports required under the Exchange Act. CCI has disclosed to CCI’s auditors and audit committee (and made summaries of such disclosures available to RS), based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect CCI’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting. The principal executive officer and principal financial officer of CCI have made all certifications required by the Sarbanes-Oxley Act and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

(f) CCI is not, and none of the CCI Subsidiaries is, a party to, and neither CCI nor any CCI Subsidiary has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement, including any arrangement relating to any transaction or relationship between or among CCI and any CCI Subsidiary, on the one hand, and any unconsolidated Affiliate of CCI or any CCI Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, CCI, any CCI Subsidiary or CCI’s or such CCI Subsidiary’s audited financial statements or other CCI SEC Documents.

(g) Neither CCI nor any CCI Subsidiary is required to be registered as an investment company under the Investment Company Act.

(h) CCI and the CCI Subsidiaries (including in each case any of their officers and directors) have complied and are in compliance with applicable Anti-Corruption Laws. Neither CCI nor any CCI Subsidiary nor, to the Knowledge of CCI, any director, officer or Representative of CCI or any CCI Subsidiary has (i) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made, taken or will take any action in furtherance of any direct or indirect unlawful payment, promise to pay or authorization or approval of the payment or giving of money, property or gifts of anything of value, directly or indirectly to any foreign or domestic government official or employee, (iii) made, offered or taken an act in furtherance of any direct or indirect unlawful bribe, rebate, payoff, kickback or other unlawful payment to any foreign or domestic government official or employee, (iv) made any payment to any customer, supplier or tenant, or to any officer, director, partner, employee or agent of any such customer, supplier or tenant, for the unlawful sharing of fees to any such customer, supplier or tenant or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (v) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer, supplier or tenant or any such officer, director, partner, employee or agent of such customer, officer or tenant, or (vi) taken any action or made any omission in violation of any applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts, in each case, in violation of any applicable Anti-Corruption Law. Neither CCI nor any CCI Subsidiary has received any written communication that alleges that CCI or any CCI Subsidiary, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law.

Section 5.6 Absence of Certain Changes or Events. Since December 31, 2024, through the date of this Agreement, (a) CCI and each CCI Subsidiary have conducted their respective business in all material respects in the ordinary course of business, (b) neither CCI nor any CCI Subsidiary has taken any action that would have been prohibited by Section 6.2(a)(Conduct of the Business of CCI) if taken from and after the date of this Agreement and (c) there has not been any CCI Material Adverse Effect or any Effect that, individually or in the aggregate with all other Effects, would reasonably be expected to have a CCI Material Adverse Effect.

Section 5.7 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against on the balance sheet of CCI dated as of December 31, 2024 (including the notes thereto), (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement and (c) for liabilities or obligations incurred in the ordinary course of business since December 31, 2023, neither CCI nor any CCI Subsidiary has any liability or obligation (whether accrued, absolute, contingent or otherwise) that either alone or in the aggregate has had, or would reasonably be expected to have, a CCI Material Adverse Effect.

Section 5.8 Permits; Compliance with Law.

(a) Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 5.11, which are addressed solely in that Section, CCI and each CCI Subsidiary is in possession of all Permits necessary for CCI and each CCI Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted (the “CCI Permits”), and all such CCI Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the CCI Permits, individually, or in the aggregate, would not reasonably be expected to have a CCI Material Adverse Effect. CCI has paid all fees and assessments due and payable, in each case, in connection with all such Permits except where failure to pay, individually or in the aggregate, would not reasonably be expected to have a CCI Material Adverse Effect. No event has occurred with respect to any of the CCI Permits which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any such CCI Permits. Neither CCI nor any of the CCI Subsidiaries has received any notice indicating, nor to the Knowledge of CCI, is there any pending applicable petition, objection or other pleading with any Governmental Authority having jurisdiction or authority over the operations of CCI or the CCI Subsidiaries or the CCI Properties that impairs the validity of any CCI Permit or which would reasonably be expected, if accepted or granted, to result in the revocation of any CCI Permit, except where the impairment or revocation of any such CCI Permits, individually, or in the aggregate, would not reasonably be expected to have a CCI Material Adverse Effect.

(b) Since January 1, 2023 neither CCI nor any CCI Subsidiary has been in conflict with, or in default or violation of, any Law applicable to CCI or any CCI Subsidiary or by which any property or asset of CCI or any CCI Subsidiary is bound (except for compliance with Laws addressed in Section 5.10, Section 5.11, Section 5.13 and Section 5.16, which are solely addressed in those Sections) except, in each case, for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a CCI Material Adverse Effect.

Section 5.9 Litigation. Except as set forth on Section 5.9 of the CCI Disclosure Letter, there is no material Action pending or, to the Knowledge of CCI, overtly threatened (i) against (A) CCI or any CCI Subsidiary, (B) any current or former director, officer, employee or agent CCI or any CCI Subsidiary with respect to which CCI or any CCI Subsidiary has any obligation to indemnify or advance expenses or (C) any Affiliate of CCI relating to CCI or any CCI Subsidiary or (ii) against or involving any Affiliate of CCI or a CCI Subsidiary that would reasonably be expected to result in liability to CCI or any CCI Subsidiary or materially impair the ability of the CCI Parties to consummate the transactions contemplated by this Agreement, and, in the case of each of clause (i) and clause (ii), to the Knowledge of the CCI Parties, there is no basis for any such Action. Neither CCI nor any CCI Subsidiary has been permanently or temporarily enjoined by any Order from engaging in or continuing to conduct the business of CCI or the CCI Subsidiaries. No Order has been issued in any proceeding to which CCI or any of the CCI Subsidiaries is or was a party, or, to the Knowledge of CCI, in any other proceeding, that enjoins or requires CCI or any of the CCI Subsidiaries to take action of any kind with respect to its businesses, assets or properties. There are no material outstanding Orders, unsatisfied judgments, penalties, or awards against or affecting CCI or any CCI Subsidiary, their respective properties, assets, or operations, or against or affecting any Affiliate of a CCI Party relating to CCI or any CCI Subsidiary. Since December 31, 2023, neither CCI nor any CCI Subsidiary has received or made any settlement offer for any Action to which CCI or any CCI Subsidiary is a party or potentially could be a party (in each case, either as plaintiff or defendant), other than settlement offers that do not exceed $1,000,000 individually.

Section 5.10 Properties.

(a) The CCI Properties are free and clear of Liens, except for Permitted Liens. Except as would not reasonably be expected to have a CCI Material Adverse Effect, (i) neither CCI nor any CCI Subsidiary has received written notice of any uncured violation of any Law affecting any portion of any of the CCI Properties issued by any Governmental Authority and (ii) neither CCI nor any CCI Subsidiary has received written notice to the effect that there is any (A) condemnation or rezoning proceeding that is pending or, to the Knowledge of CCI, threatened with respect to any of the CCI Properties or (B) zoning, building or similar Law that is or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the CCI Properties or by the continued maintenance, operation or use of the parking areas associated with the CCI Properties.

(b) CCI has not received written notice of, nor does CCI have any Knowledge of, any latent defects or adverse physical conditions affecting any of the CCI Properties or the improvements thereon, except as has not had and would not reasonably be expected to have a CCI Material Adverse Effect.

(c) CCI and the CCI Subsidiaries have good title to, or a valid and enforceable leasehold interest in, all personal assets owned, used or held for use by them except as would not reasonably be expected to be material to CCI or the CCI Subsidiaries, taken as a whole. Except as would not reasonably be expected to be material to CCI or the CCI Subsidiaries, taken as a whole, neither CCI’s nor the CCI Subsidiaries’ ownership of any such personal property is subject to any Liens, other than Permitted Liens.

(d) A policy of title insurance has been issued for each CCI Property insuring, as of the effective date of such insurance policy, (i)(A) fee simple title interest held by CCI or the applicable CCI Subsidiary with respect to CCI Properties that are not subject to ground leases and (B) valid leasehold estate held by CCI or the applicable CCI Subsidiary that are subject to ground leases and (ii) to the Knowledge of CCI, such insurance policies are in full force and effect, and no material claim has been made against any such policy that remains outstanding.

Section 5.11 Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a CCI Material Adverse Effect: (i) no written notification, demand, request for information, citation, summons, notice of violation or order has been received, no complaint has been filed, no penalty has been assessed and no investigation, action, suit or proceeding is pending or, to the Knowledge of CCI, is threatened, in each case relating to CCI or any of the CCI Subsidiaries or any of their respective properties, and relating to or arising out of any Environmental Law or Hazardous Substance; (ii) CCI and the CCI Subsidiaries are, and for the past year, have been, in compliance with all Environmental Laws and all applicable Environmental Permits; (iii) CCI and each of the CCI Subsidiaries is in possession of all Environmental Permits necessary for CCI and each CCI Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted, and all such Environmental Permits are valid and in full force and effect; (iv) any and all Hazardous Substances disposed of by CCI and each CCI Subsidiary since January 1, 2023, were disposed in accordance with all applicable Environmental Laws and Environmental Permits; (v) CCI and the CCI Subsidiaries are not subject to any Order, determination or award by any Governmental Authority pursuant to any Environmental Laws, any Environmental Permit or with respect to any Hazardous Substance; and (vi) there are no liabilities or obligations of CCI or any of the CCI Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance, and there is no condition, situation or set of circumstances that would reasonably be expected to result in any such liability or obligation.

Section 5.12 Material Contracts.

(a) Each Contract required to be filed (or incorporated by reference) as an exhibit to any CCI SEC Document filed on or after January 1, 2024 pursuant to Item 601(b)(1), (2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act has been so filed (or incorporated by reference) (such Contracts, together with those Contracts described in Section 5.12(b), “CCI Material Contracts”).

(b) Other than the Contracts described in Section 5.12(a) and except for this Agreement, Section 5.12(b) of the CCI Disclosure Letter sets forth a true, correct and complete list of each Contract (or the accurate description of principal terms in case of oral Contracts), including all amendments, supplements and side letters thereto, to which CCI or any CCI Subsidiary is a party or by which it is bound or to which any CCI Property or other material asset is subject, that:

(i) obligates CCI or any CCI Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $1,000,000 and is not cancelable within 90 days without material penalty to CCI or any CCI Subsidiary;

(ii) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that materially restricts the business of CCI or any CCI Subsidiary, including upon consummation of the transactions contemplated by this Agreement, or that otherwise restricts the lines of business conducted by CCI or any CCI Subsidiary or the geographic area in which CCI or any CCI Subsidiary may conduct business;

(iii) obligates CCI or any CCI Subsidiary to indemnify any past or present directors, officers, or employees of CCI or any CCI Subsidiary, other than the CCI Governing Documents or any equivalent organizational or governing documents of any other CCI Subsidiary;

(iv) constitutes (A) an Indebtedness obligation of CCI or any CCI Subsidiary with a principal amount greater than $1,000,000 or (B) a Contract under which (1) any Person (including CCI or a CCI Subsidiary) has directly or indirectly guaranteed Indebtedness, liabilities or obligations of CCI or any CCI Subsidiary or (2) CCI or any CCI Subsidiary has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any Person (other than CCI or any CCI Subsidiary);

(v) provides for the pending purchase or sale, option to purchase or sell or other right to purchase, sell, dispose of or ground lease (by merger, by purchase or sale of assets or stock, by lease or otherwise) (other than any right of first refusal or right of first offer) of (A) any real property (including any CCI Property or any portion thereof) or (B) any other asset of CCI or any CCI Subsidiary or equity interests of any Person, in the case of (A) and (B), with a purchase or sale price greater than $1,000,000;

(vi) constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract relating to a swap or other hedging transaction of any type;

(vii) constitutes a loan to any Person (other than a wholly owned subsidiary of CCI) by CCI or any CCI Subsidiary;

(viii) sets forth the operational or economic terms of a joint venture, partnership, limited liability company or strategic alliance of CCI or any CCI Subsidiary with a third party;

(ix) prohibits the pledging of CCI Common Stock or common stock of any CCI Subsidiary or prohibits the issuance of guarantees by any CCI Subsidiary;

(x) contains covenants limiting the ability of CCI or any CCI Subsidiary to sell, transfer, pledge or otherwise, dispose of any material assets or business of CCI or any CCI Subsidiary;

(xi) contains restrictions on the ability of CCI or any CCI Subsidiary to pay dividends or other distributions, other than the CCI Governing Documents or any equivalent organizational or governing documents of any other CCI Subsidiary;

(xii) has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of $250,000;

(xiii) provides for the management or operation of any of the CCI Properties by any third party;

(xiv) is a lease, sublease, license or other rental agreement or occupancy agreement that grants any possessory interest in and to any space situated on or in the CCI Properties or that otherwise gives rights with regard to the use of the CCI Properties pursuant to which CCI or any CCI Subsidiary expects to receive annualized rental income per year in excess of $1,000,000;

(xv) is a ground lease under which CCI or a CCI Subsidiary hold a leasehold interest in the CCI Properties or any portion thereof;

(xvi) provides a right of first refusal or right of first offer of any real property;

(xvii) is with a Governmental Authority; or

(xviii) is both (A) not made in the ordinary course of business and (B) material to CCI and the CCI Subsidiaries, taken as a whole.

(c) Each CCI Material Contract is legal, valid, binding on and enforceable against CCI or the CCI Subsidiary that is a party thereto and, to the Knowledge of CCI, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as would not, individually or in the aggregate, reasonably be expected to be material to CCI and the CCI Subsidiaries, taken as a whole, CCI and each CCI Subsidiary has performed all obligations required to be performed by it under each CCI Material Contract and, to the Knowledge of CCI, each other party thereto has performed all obligations required to be performed by it under such CCI Material Contract. None of CCI, any CCI Subsidiary or, to the Knowledge of CCI, any other party thereto, is in breach or violation of, or default under, any CCI Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any CCI Material Contract, except where in each case such breach, violation or default, individually or in the aggregate, would not reasonably be expected to be material to CCI and the CCI Subsidiaries, taken as a whole. Neither CCI nor any CCI Subsidiary has received written notice of any violation or default under, or currently owes any termination, cancellation or other similar fees or any liquidated damages with respect to, any CCI Material Contract, except for violations, defaults, fees or damages that, individually or in the aggregate, would not reasonably be expected to have a CCI Material Adverse Effect.

(d) Since December 31, 2023, (i) neither CCI nor any CCI Subsidiary has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any CCI Material Contract and (ii) no party has exercised, or threatened to exercise, any force majeure or similar provision under any CCI Material Contract.

(e) Neither CCI nor any CCI Subsidiary owes any termination, cancellation or other similar fees or any liquidated damages to any property manager or operator.

Section 5.13 Taxes.

(a) CCI and each CCI Subsidiary has timely filed with the appropriate Governmental Authority all material U.S. federal and state income and other Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns are complete and correct in all material respects. CCI and each CCI Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. If and to the extent requested by RS, true and complete copies of all United States federal income Tax Returns that have been filed with the IRS by CCI and each CCI Subsidiary with respect to the taxable years ending on or after December 31, 2023, have been made available to RS. No written claim has been proposed by any Governmental Authority in any jurisdiction where CCI or any CCI Subsidiary do not file Tax Returns that CCI or any CCI Subsidiary is or may be subject to Tax by such jurisdiction.

(b) Beginning with CCI’s taxable year ending December 31, 2019, through its taxable year ending on December 31, 2024, (i) CCI has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, (ii) the current and proposed method of operation for CCI is expected to enable CCI to continue to meet the requirements for qualification as a REIT (determined, for the purpose of clause (ii), (A) as if CCI’s taxable year ended immediately prior to the Closing, (B) without regard to the distribution requirement described in Section 857(a)(1) of the Code with respect to taxable income recognized in the period from January 1, 2025 through and including the Closing Date, (C) without regard to the Merger at the Closing or any action or inaction taken by CCI, RSI or their Affiliates after the Closing, and (D) taking into account any consent dividends), and (iii) CCI has not taken any action that would, or omitted to take any action the omission of which would reasonably be expected to, result in CCI’s failure to qualify as a REIT, and no challenge to CCI’s status as a REIT has been received by CCI in writing from any Governmental Authority.

(c) CCI has not incurred any liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code that has not previously been paid.

(d) (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or threatened in writing with regard to any material Taxes or material Tax Returns of CCI or any CCI Subsidiary; (ii) no deficiency for any material Taxes of CCI or any CCI Subsidiary has been claimed, proposed or assessed, in each case, in writing by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith; (iii) neither CCI nor any CCI Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv)

neither CCI nor any CCI Subsidiary is currently the beneficiary of any extension of time within which to file any material Tax Return, other than automatic extensions; and (v) neither CCI nor any CCI Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(e) Each CCI Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been, since it became a CCI Subsidiary, treated for United States federal income tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation or an association taxable as a corporation whose separate existence is respected for United States federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for U.S. federal income tax purposes under Section 7704(a) of the Code. No CCI Subsidiary is a corporation for United States federal income tax purposes, other than a corporation that qualifies as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary.

(f) Neither CCI nor any CCI Subsidiary holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, nor has it disposed of any such asset during its current taxable year.

(g) CCI and the CCI Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h) Except as set forth in Section 5.13(h) of the CCI Disclosure Letter, there are no CCI Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of CCI threatened to raise, a material claim against CCI or any CCI Subsidiary for any breach of any CCI Tax Protection Agreements. As used herein, “CCI Tax Protection Agreement” means any written agreement to which CCI or any CCI Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a CCI Subsidiary Partnership (as hereinafter defined) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company interests in a CCI Subsidiary Partnership, CCI or any CCI Subsidiary has agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, or (D) only dispose of assets in a particular manner. As used herein, “CCI Subsidiary Partnership” means a CCI Subsidiary that is a partnership for United States federal income tax purposes.

(i) There are no Tax Liens upon any property or assets of CCI or any CCI Subsidiary except Liens for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(j) There are no Tax allocation or sharing agreements or similar arrangements (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes or any such agreement between or among solely CCI and the CCI Subsidiaries) with respect to or involving CCI or any CCI Subsidiary, and after the Closing Date neither CCI nor any CCI Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(k) Neither CCI nor any CCI Subsidiary has requested or received any private letter ruling or other similar written ruling of a Governmental Authority or entered into any written agreement with a Governmental Authority with respect to any Taxes, and neither CCI nor any CCI Subsidiary is subject to any such private letter ruling or other similar written ruling of a Governmental Authority.

(l) Neither CCI nor any CCI Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than any CCI Subsidiary) under (A) Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), (B) as a transferee or successor, or (C) by Contract (other than CCI Tax Protection Agreements or customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), or otherwise.

(m) Neither CCI nor any CCI Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(n) Neither CCI nor any CCI Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement or in a distribution that could otherwise constitute part of a “plan” or “series of related transaction” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(o) Merger Sub is and always has been a disregarded entity for U.S. federal and applicable state and local income tax purposes.

(p) CCI does not own a direct or indirect interest in an entity that is treated as a REIT for U.S. federal and applicable state and local income tax purposes.

(q) Neither CCI nor any CCI Subsidiary has taken any action or failed to take any action which action or failure would reasonably be expected to prevent, nor to the Knowledge of CCI is there any other fact or circumstance that could reasonably be expected to prevent, the REIT Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code.

Section 5.14 Intellectual Property. Except as set forth on Section 5.14 of the CCI Disclosure Letter, neither CCI nor any CCI Subsidiary: (a) owns any registered trademarks, patents or copyrights, (b) has any pending applications, registrations or recordings for any trademarks, patents or copyrights or (c) is a party to any Contracts with respect to use by CCI or any CCI Subsidiary of any trademarks or patents of any third party. Except as, individually or in the aggregate, would not reasonably be expected to have a CCI Material Adverse Effect, to CCI’s Knowledge (i) no Intellectual Property used by CCI or any CCI Subsidiary infringes or is alleged to infringe any Intellectual Property rights of any third party, (ii) no Person is misappropriating, infringing or otherwise violating any Intellectual Property of CCI or any CCI Subsidiary, and (iii) CCI and the CCI Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of CCI and the CCI Subsidiaries as it is currently conducted. Since January 1, 2023, neither CCI nor any CCI Subsidiary has received any written or, to the Knowledge of CCI, verbal complaint, claim or notice alleging misappropriation, infringement or violation of any Intellectual Property rights of any third party.

Section 5.15 Insurance. Section 5.15 of the CCI Disclosure Letter sets forth, for all material insurance policies and all material fidelity bonds of CCI and the CCI Subsidiaries, the general type of insurance, insurer, policy number and aggregate limit (the “CCI Insurance Policies”). All such insurance policies are in full force and effect and no written notice of cancellation or termination has been received by CCI or any CCI Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation. Except as, individually, or in the aggregate, would not reasonably be expected to be material to CCI and the CCI Subsidiaries, taken as a whole, (a) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a breach or default under any CCI Insurance Policy, or permit termination or modification thereof, (b) all premiums currently due and payable under all CCI Insurance Policies have been paid, and (c) CCI and the CCI Subsidiaries have otherwise complied in all material respects with the terms and conditions of all CCI Insurance Policies.

Section 5.16 Benefit Plans; Employment Matters.

(a) Except as set forth at Section 5.16 of the CCI Disclosure Letter, CCI and the CCI Subsidiaries do not and are not required to, and have not and have never been required to, maintain, sponsor or contribute to any Benefit Plans. Neither CCI nor any CCI Subsidiary has any contract, plan or commitment, whether or not legally binding, to create any Benefit Plan.

(b) None of CCI, any CCI Subsidiaries or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(c) Each Benefit Plan of CCI has been established, administered, and maintained in all material respects in accordance with its terms and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Laws.

(d) The execution, delivery and performance of this Agreement will not constitute a triggering event that will result (either alone or upon the occurrence of any additional or subsequent event) in any payment (whether of severance pay or otherwise) becoming due, any “parachute payment” as defined in Section 280G of the Code, any increase in payment, or accelerate the time of payment or vesting of compensation due to any current or former employee, independent contractor, officer or director (or dependents of such Persons) of CCI or any CCI Subsidiary. Neither CCI nor any CCI Subsidiary is a party to or has any obligation to compensate any Person for excise taxes payable pursuant to Section 4999 of the Code or for additional taxes payable pursuant to Section 409A of the Code. Any Benefit Plan that has ever been sponsored or maintained by CCI or any CCI Subsidiary which is a “nonqualified deferred compensation plan” as defined in Section 409A of the Code has been maintained and operated in compliance in all material respects with Section 409A of the Code or an available exemption therefrom.

Section 5.17 Related-Party Transactions. Except as described in the publicly available CCI SEC Documents filed with or furnished to the SEC on or after January 1, 2024, and prior to the date hereof, no agreements, arrangements or understandings between CCI or any CCI Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand (other than those exclusively among CCI and CCI Subsidiaries), are in existence that are not, but are required to be, disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 5.18 Brokers. No broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of CCI or any CCI Subsidiary.

Section 5.19 Appraisal Rights. No dissenters’, appraisal or similar rights are available to the holders of capital stock of CCI with respect to the Merger and the other transactions contemplated by this Agreement.

Section 5.20 No Other Representations and Warranties; Non-Reliance.

(a) Except for the representations and warranties expressly set forth in this Article 5, or any document, agreement, certificate or other instrument contemplated by this Agreement, no CCI Party nor any Person on behalf of a CCI Party, has made any representation or warranty, expressed or implied, with respect to CCI or any CCI Subsidiary, including their respective businesses, operations, assets (including the CCI Properties), liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects), or the accuracy or completeness of any information regarding CCI or any CCI Subsidiary.

(b) Notwithstanding anything contained in this Agreement to the contrary, the CCI Parties acknowledge and agree with the representation of the RS Parties in Section 4.21(a), and hereby acknowledge and confirm that, other than the representations and warranties expressly set forth in Article 4, or any document, agreement, certificate or other instrument contemplated by this Agreement, none of the RS Parties or any other Person has made or is making, and the CCI Parties are not relying on, any representations or warranties relating to the RS Parties whatsoever, express or implied, by operation of law or otherwise, including any implied representation or warranty as to the accuracy or completeness of any information furnished or made available to the CCI Parties or any of their Representatives by the RS Parties or their Representatives.

ARTICLE 6

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGERS

Section 6.1 Conduct of Business by RS.

(a) RS covenants and agrees that, between the date of this Agreement and the earlier to occur of the Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except (1) to the extent required by applicable Law, (2) as may be consented to in advance in writing by CCI (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly contemplated by this Agreement or the Internalization Agreement, or (4) as set forth in Section 6.1(a) of the RS Disclosure Letter, RS shall, and shall cause each RS Subsidiary to, (i) conduct its business in all material respects in the ordinary course of business and (ii) use all reasonable efforts to (A) preserve intact its current business organization, goodwill, ongoing businesses and significant relationships with third parties and (B) maintain its material assets and properties in their current condition (normal wear and tear and damage excepted).

(b) Without limiting the foregoing, RS further covenants and agrees that, during the Interim Period, except (1) to the extent required by applicable Law, (2) as may be consented to in advance in writing by CCI (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly contemplated by this Agreement, or (4) as set forth in Section 6.1(b) of the RS Disclosure Letter, RS shall not, and shall not cause or permit any RS Subsidiary to, do any of the following:

(i) except as contemplated in Section 7.3 in connection with a Superior Proposal, amend or propose to amend the RS Governing Documents or the equivalent organizational or governing documents of any RS Subsidiary, amend the RS dividend reinvestment plan or the RS share repurchase program in any manner or waive the stock ownership limit or create an Excepted Holder Limit (as defined in the RS Charter) under the RS Charter;

(ii) adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of RS or any RS Subsidiary (other than a wholly owned subsidiary of RS);

(iii) declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of RS Common Stock or common stock of any RS Subsidiary or other equity securities or ownership interests in RS or any RS Subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment by RS of regular dividends in accordance with past practice at an annual rate not to exceed $0.5800 per share of RS Common Stock, (B) the payment by RSOP of regular distributions in accordance with past practice, (C) the declaration and payment of dividends or other distributions to RS or RSOP by any directly or indirectly wholly owned subsidiary of RS, and (D) distributions by any RS Subsidiary that is not wholly owned, directly or indirectly, by RS or RSOP, in accordance with the requirements of the organizational documents of such RS Subsidiary;

(iv) except as required pursuant to the terms of any outstanding securities as set forth in the RS Governing Documents, redeem, repurchase or otherwise acquire, directly or indirectly, any shares of RS Common Stock or other equity or debt interests of RS or an RS Subsidiary or securities convertible or exchangeable into or exercisable therefor; provided that RS and RSOP may, immediately prior to the Merger, spend up to $1,800,000 in total to redeem RS Common Stock and/or RSOP Common Units under RS’s share repurchase program and/or RSOP’s unit redemption program at prices per share/unit not to exceed the value received by RS stockholders and RSOP limited partners per share/unit in connection with the Merger based on the most recently published net asset value per share of CCI Class I Common Stock;

(v) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in connection with any transaction permitted by Section 6.1(b)(vi) in a manner that would not reasonably be expected to be materially adverse to RS or to prevent or impair the ability of the RS Parties to consummate the Merger;

(vi) except for transactions among RS and one or more wholly owned subsidiaries of RS or among one or more wholly owned subsidiaries of RS, and except for the Pre-Merger Transaction Consideration, issue, sell, pledge, dispose, encumber or grant any shares of capital stock of RS or any RS Subsidiaries or any options, warrants, convertible securities or other rights of any kind to acquire any capital stock of RS or any of the capital stock of any RS Subsidiary;

(vii) pay more than the Pre-Merger Transaction Consideration in connection with the Pre-Merger Transactions;

(viii) enter into any Contract or understanding with respect to the voting of, any shares of RS or any of the RS Subsidiaries;

(ix) acquire or agree to acquire any material assets, except (A) acquisitions by RS or any wholly owned subsidiary of RS of or from an existing wholly owned subsidiary of RS and (B) other acquisitions of personal property for a purchase price of less than $200,000 in the aggregate;

(x) sell, mortgage, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except in the ordinary course of business, provided that any sale, mortgage, pledge, lease, assignment, transfer, disposition or deed in connection with the satisfaction of any margin call or the posting of collateral in connection with any Contract to which RS or any RS Subsidiary is a party shall be considered to be done in the ordinary course of business;

(xi) incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or guarantee such Indebtedness of another Person (other than a wholly owned subsidiary of RS) except (A) Indebtedness incurred under RS’s or any RS Subsidiary’s existing credit facilities in the ordinary course of business and (B) Indebtedness incurred in the ordinary course of business that does not, in the aggregate, exceed $200,000;

(xii) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, other than loans, advances or capital contributions to, or investments in, any wholly owned subsidiary of RS;

(xiii) enter into any “keep well” or similar agreement to maintain the financial condition of another entity;

(xiv) other than in the ordinary course of business, enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any material rights or claims under, any RS Material Contract (or any Contract that, if existing as of the date hereof, would be a RS Material Contract) in any material respect, other than (A) any termination or renewal in accordance with the terms of any existing RS Material Contract that occurs automatically without any action (other than notice of renewal) by RS or any RS Subsidiary or (B) as may be reasonably necessary to comply with the terms of this Agreement;

(xv) authorize, make or commit to make any material capital expenditures other than in the ordinary course of business or to address obligations under existing Contracts, or in conjunction with emergency repairs;

(xvi) make any payment, direct or indirect, of any liability of RS or any RS Subsidiary before the same comes due in accordance with its terms, other than in the ordinary course of business or in connection with dispositions or refinancings of any Indebtedness otherwise permitted hereunder;

(xvii) waive, release, assign, settle or compromise any material Action, other than waivers, releases, assignments, settlements or compromises that (A) (I) involve only the payment of monetary damages in an amount (less any portion of such payment payable under an existing property-level insurance policy or reserved for such matter by the RS on the most recent balance sheet of RS made available to CCI as of the date of this Agreement) no greater than $100,000 individually or $300,000 in the aggregate, (II) do not involve the imposition of injunctive relief against RS or any RS Subsidiary or the Surviving Entity and (III) do not provide for any admission of material liability by RS or any of the RS Subsidiaries, or (B) are made with respect to any Action involving any present, former or purported holder or group of holders of capital stock of RS in accordance with Section 7.6(c);

(xviii) (A) hire any officer or employee of RS or any RS Subsidiary, (B) except where due to cause, terminate any officer of RS or any RS Subsidiary, (C) increase in any manner the amount of compensation of any officer of RS or any RS Subsidiary, (D) enter into or adopt any bonus or other compensation arrangement for any officer or employee of RS or any RS Subsidiary, or (E) enter into or adopt any Benefit Plan;

(xix) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on January 1, 2024, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP;

(xx) enter into any new line of business;

(xxi) form any new funds, joint ventures or non-traded real estate investment trusts or other pooled investment vehicles;

(xxii) fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law;

(xxiii) enter into or modify in a manner adverse to RS any RS Tax Protection Agreement; make, change or rescind any material election relating to Taxes; change a material method of Tax accounting; file or amend any material Tax Return; settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment; enter into any material closing agreement related to Taxes; knowingly surrender any right to claim any material Tax refund; or give or request any waiver of a statute of limitations with respect to any material Tax Return except, in each case, to the extent required by Law;

(xxiv) take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause CCI to fail to be treated as a REIT after the Merger;

(xxv) take any action (or fail to take any action) that would make dissenters’, appraisal or similar rights available to the holders of the RS Common Stock with respect to the REIT Merger or any other transactions contemplated by this Agreement;

(xxvi) permit any Liens, except Permitted Liens and Liens that would not reasonably be expected to have a RS Material Adverse Effect;

(xxvii) materially modify or reduce the amount of any insurance coverage provided by the RS Insurance Policies;

(xxviii) enter into any transaction that would be disclosable under item 404(a) of Regulation S-K promulgated under the Exchange Act if RS were subject to such regulation except in the ordinary course of business or as contemplated by this Agreement; or

(xxix) authorize, or enter into any Contract or arrangement to do any of the foregoing.

(c) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit RS from taking any action, or refraining to take any action, at any time or from time to time if, in the reasonable judgment of the RS Board, such action or inaction is reasonably necessary (A) for RS to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code (or applicable state Law) or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Merger Effective Time or (B) to establish or maintain any exemption from or otherwise avoid the imposition of any requirement that RS or any RS Subsidiary be registered as an investment company under the Investment Company Act, including making dividend or any other actual, constructive or deemed distribution payments to stockholders of RS in accordance with this Agreement or otherwise as permitted pursuant to Section 6.1(b)(iii).

Section 6.2 Conduct of Business by CCI.

(a) CCI covenants and agrees that during the Interim Period, except (1) to the extent required by applicable Law, (2) as may be consented to in advance in writing by RS (which consent shall not be unreasonably withheld, conditioned or delayed) or (3) as may be expressly contemplated by this Agreement, CCI shall, and shall cause each CCI Subsidiary to, (i) conduct its business in all material respects in the ordinary course of business and (ii) use all reasonable efforts to (A) preserve intact its current business organization, goodwill, ongoing businesses and significant relationships with third parties, (B) maintain the status of CCI as a REIT and (C) maintain its material assets and properties in their current condition (normal wear and tear and damage excepted).

(b) Without limiting the foregoing, CCI further covenants and agrees that, during the Interim Period, except (1) to the extent required by applicable Law, (2) as may be consented to in advance in writing by RS (which consent shall not be unreasonably withheld, conditioned or delayed), or (3) as may be expressly contemplated by this Agreement, CCI shall not, and shall not cause or permit any CCI Subsidiary to, do any of the following:

(i) amend or propose to amend the CCI Governing Documents (other than an amendment to create a new class of CCI Preferred Stock) or the equivalent organizational or governing documents of any CCI Subsidiary, amend the CCI dividend reinvestment plan, the CCI share repurchase program or the CROP unit repurchase program in a manner material to CCI or waive the stock ownership limit or create an Excepted Holder Limit (as defined in the CCI Charter) under the CCI Charter;

(ii) declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of CCI Common Stock or common stock of any CCI Subsidiary or other equity securities or ownership interests in CCI or any CCI Subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment by CCI of regular dividends in accordance with past practice at a monthly rate not to exceed $0.7300 annually per share of CCI Common Stock, (B) the payment by CROP of regular distributions in accordance with past practice, (C) payments pursuant to the terms of the CCI Preferred Stock and the corresponding CROP Preferred Units, (D) the declaration and payment of dividends or other distributions to CCI or CROP by any directly or indirectly wholly owned subsidiary of CCI, and (E) distributions by any CCI Subsidiary that is not wholly owned, directly or indirectly, by CCI or CROP, in accordance with the requirements of the organizational documents of such CCI Subsidiary; provided, that, notwithstanding the restriction on dividends and other distributions in this Section 6.2(b)(ii), CCI and any CCI Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for CCI to maintain its status as a REIT under the Code (or applicable state Law) and avoid or reduce the imposition of any entity level income or excise Tax under the Code (or applicable state Law);

(iii) except as required pursuant to the terms of any outstanding securities as set forth in the CCI Governing Documents or as permitted under CCI’s share repurchase program with respect to CCI Common Stock or CCI Preferred Stock (whether pursuant to a separate written plan or as described in offering materials for such securities) or CROP’s unit redemption program, redeem, repurchase or otherwise acquire, directly or indirectly, any shares of CCI Common Stock or other equity or debt interests of CCI or a CCI Subsidiary or securities convertible or exchangeable into or exercisable therefor;

(iv) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in a manner that would not reasonably be expected to be materially adverse to CCI or to prevent or impair the ability of the CCI Parties to consummate the Merger;

(v) except for (A) transactions among CCI and one or more wholly owned subsidiaries of CCI or among one or more wholly owned subsidiaries of CCI, (B) issuances by CCI or any CCI Subsidiary of capital stock or other equity interests pursuant to a business combination or real estate acquisition agreement with a Person that is not an Affiliate of CCI or any CCI Subsidiary, (C) transactions pursuant to securities offerings ongoing as of the date hereof, (D) issuances pursuant to any options, warrants, convertible securities or other rights to acquire any equity interests of CCI or any CCI Subsidiary and (E) transactions in the ordinary course of business consistent with past practice, issue, sell, pledge, dispose, encumber or grant any shares of capital stock or other equity interest of CCI or any CCI Subsidiary or any options, warrants, convertible securities or other rights of any kind to acquire any capital stock or other equity interest of CCI or any CCI Subsidiary;

(vi) acquire or agree to acquire any business or material assets that would, or would reasonably be expected to, prevent or materially impair the ability of the CCI Parties to consummate the Merger on a timely basis;

(vii) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on January 1, 2024, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP;

(viii) fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law;

(ix) make, change or rescind any material election relating to Taxes; change a material method of Tax accounting; file or amend any material Tax Return; settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment; enter into any material closing agreement related to Taxes; knowingly surrender any right to claim any material Tax refund; or give or request any waiver of a statute of limitations with respect to any material Tax Return except, in each case, (A) to the extent required by Law or (B) to the extent necessary to preserve CCI’s qualification as a REIT under the Code or to qualify or preserve the status of any CCI Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(x) take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause CCI to fail to qualify as a REIT or any CCI Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for United States federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xi) take any action (or fail to take any action) that would make dissenters’, appraisal or similar rights available to the holders of the CCI Common Stock with respect to the REIT Merger or any other transactions contemplated by this Agreement; or

(xii) authorize, or enter into any Contract or arrangement to do any of the foregoing.

(c) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit CCI from taking any action, or refraining to take any action, at any time or from time to time if, in the reasonable judgment of the CCI Board, such action or inaction is reasonably necessary (A) for CCI to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code (or applicable state Law) or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Merger Effective Time, (B) to establish or maintain any exemption from or otherwise avoid the imposition of any requirement that CCI or any CCI Subsidiary be registered as an investment company under the Investment Company Act, including making dividend or any other actual, constructive or deemed distribution payments to stockholders of CCI in accordance with this Agreement or otherwise as permitted pursuant to Section 6.2(b)(ii).

Section 6.3 No Control of Other Parties’ Business. Nothing contained in this Agreement shall give (i) any CCI Party, directly or indirectly, the right to control or direct RS or any RS Subsidiary’s operations prior to the Merger Effective Time, or (ii) any RS Party, directly or indirectly, the right to control or direct CCI or any CCI Subsidiary’s operations prior to the Merger Effective Time. Prior to the Merger Effective Time, (i) RS shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the RS Subsidiaries’ respective operations and (ii) CCI shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the CCI Subsidiaries’ respective operations.

ARTICLE 7

ADDITIONAL COVENANTS

Section 7.1 Preparation of the PPM and RS Solicitation Materials; RS Investor Approval.

(a) As promptly as reasonably practicable following the date of this Agreement, (i) CCI shall prepare (with RS’s reasonable cooperation) a private placement memorandum (the “PPM”) to offer the shares of CCI Common Stock to be issued in the REIT Merger and the CROP Common Units to be issued in the Partnership Merger and (ii) RS shall prepare (with CCI’s reasonable cooperation) the RS Solicitation Materials to solicit the Stockholder Approval and the Limited Partner Approval. The PPM and the RS Solicitation Materials may be in a combined document. Each of CCI and RS shall furnish all information and provide such other assistance as may be reasonably requested in connection with the preparation and distribution of the PPM and the RS Solicitation Materials, including, with respect to RS, (i) the opinion of the RS Financial Advisor provided for in Section 4.19 hereof, (ii) audited financial statements of RS for the fiscal year ended 2024, plus, if RS has provided RS stockholders with financial statements prepared in conformity with GAAP for either or both of the fiscal years ended 2022 and 2023, then financial statements for the fiscal years ended 2022 and 2023, which must be audited if previously audited, (iii) audited financial statements of RSOP for the fiscal year ended 2024, plus, if RSOP has provided RSOP limited partners with financial statements prepared in conformity with GAAP for 2023, then financial statements for the fiscal year ended 2023, which must be audited if previously audited, (iv) audited financial statements of each of the Contributed Entities for the fiscal year ended 2024, plus, if the security holders of the Contributed Entities have been provided with financial statements prepared in conformity with GAAP for either or both of fiscal years ended 2022 and 2023, then financial statements for the fiscal years ended 2022 and 2023, which must be audited if previously audited (v) unaudited interim financial statements of RS and each of the Contributed Entities for the most recent 2025 fiscal quarter that ended 45 or more days prior to the mailing or distribution of the RS Solicitation Materials and PPM to RS stockholders and the RSOP limited partners and (vi) unaudited interim financial statements of RSOP for the six months ended June 30, 2025 to the extent the mailing or distribution of the RS Solicitation Materials to the RSOP limited partners occurs after September 30, 2025. The PPM and the RS Solicitation Materials shall include all information reasonably requested by such other Party to be included therein. CCI shall also use its reasonable best efforts to take any action required to be taken under the Securities Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the private issuance of the securities referenced above, and RS shall furnish all information concerning RS and its stockholders as may be reasonably requested in connection with any such actions.

(b) None of the information supplied or to be supplied in writing by or on behalf of the CCI Parties for inclusion or incorporation by reference in PPM or the RS Solicitation Materials will, at the time it is first mailed to the RS stockholders or the RSOP limited partners or on the Closing Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The covenants contained in this Section 7.1(b) will not apply to statements or omissions to the extent based upon information supplied to the CCI Parties by or on behalf of the RS Parties.

(c) None of the information supplied or to be supplied in writing by or on behalf of the RS Parties for inclusion or incorporation by reference in the PPM or the RS Solicitation Materials will, at the time it is first mailed to the RS stockholders or the RSOP limited partners or on the Closing Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The covenants contained in this Section 7.1(c) will not apply to statements or omissions to the extent based upon information supplied to the RS Parties by or on behalf of the CCI Parties.

(d) If, at any time prior to the receipt of the Stockholder Approval and the Limited Partner Approval, any information relating to CCI or RS, as the case may be, or any of their respective Affiliates, should be discovered by CCI or RS which, in the reasonable judgment of CCI or RS, should be set forth in an amendment of, or a supplement to, either of the PPM or the RS Solicitation Materials, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties, and CCI and RS shall cooperate in the prompt amendment of, or supplement to, the PPM or modification of the RS Solicitation Materials and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to RS Securityholders. Nothing in this Section 7.1(d) shall limit the obligations of any Party under Section 7.1(a).

(e) Following the date of this Agreement, RS shall, in accordance with applicable Law and the RS Governing Documents, establish a record date (which date shall be no later than the date immediately preceding the date that the RS Solicitation Materials are mailed to the RS stockholders and the RSOP limited partners) for determining stockholders or limited partners entitled to consent and solicit the written consent of the (i) the RS stockholders for the purpose of obtaining the Stockholder Approval and (ii) the RSOP limited partners for the purpose of obtaining the Limited Partner Approval; provided, that, such record date shall not be more than (A) 90 days prior to the effective date of the written consent of the RS stockholders or (B) 120 days prior to the effective date of the written consent of the RSOP limited partners. RS shall use its reasonable best efforts to cause the RS Solicitation Materials to be mailed or otherwise distributed to the RS stockholders and RSOP limited partners entitled to consent on the matter as soon as practicable. RS shall, through the RS Board, recommend to its stockholders that they give the Stockholder Approval, recommend that the RSOP limited partners give the Limited Partner Approval, include the RS Board Recommendation in the RS Solicitation Materials and solicit and use its reasonable best efforts to obtain the Stockholder Approval and the Limited Partner Approval, except to the extent that the RS Board shall have made an Adverse Recommendation Change as permitted by Section 7.3.

(f) As promptly as practicable following the date of this Agreement, RS shall distribute, and use its reasonable best efforts to solicit the return of, accredited investor questionnaires from all holders of equity interests in RS and RSOP, which questionnaire shall be in a form approved by CCI.

Section 7.2 Access to Information; Confidentiality.

(a) During the period from the date of this Agreement to and including the Merger Effective Time, each of the Parties shall, and shall cause each of their respective subsidiaries to, subject to applicable Law, afford to the other Parties and to their respective Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books and records that the other Party may reasonably request and, during such period, each of the Parties shall, and shall cause each of their respective subsidiaries to and shall use their reasonable best efforts to cause its Representatives to, furnish reasonably promptly to the other Parties a copy of any report, schedule, registration statement or other document filed by it during such period pursuant to the requirements of federal or state securities Laws as the other Party may reasonably request. In connection with such reasonable access to information, each of the Parties shall use their reasonable best efforts to cause its respective Representatives to participate in meetings and telephone conferences with the other Parties and their Representatives prior to the mailing or other distribution of the RS Solicitation Materials, and the PPM and at such other times as may be reasonably requested. No investigation under this Section 7.2(a) or otherwise shall affect any of the representations and warranties of the Parties contained in this Agreement or any condition to the obligations of the Parties under this Agreement. Notwithstanding the foregoing, none of the Parties shall be required by this Section 7.2(a) to provide the other Parties or their respective Representatives with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business in accordance with this Agreement (provided, however, that the withholding Party shall use its commercially reasonable efforts (without payment of any consideration, fees or expenses) to obtain the required consent of such third party to such access or disclosure), (B) of a sensitive or personal nature that would reasonably be expected to expose the RS Parties or the CCI Parties to the risk of liability, (C) the disclosure of which would violate any Law applicable to such Party or any of its Representatives (provided, however, that the withholding Party shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty), (D) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use its commercially reasonable efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege, including by means of entry into a customary joint defense agreement that would alleviate the loss of such privilege) or (E) for the purpose of allowing Parties or their respective Representatives to collect samples of soil, air, water, groundwater or building materials. The Parties will use their reasonable best efforts to minimize any disruption to the businesses of the other Parties and any of their respective subsidiaries that may result from the requests for access, data and information hereunder.

(b) Each Party will hold, and will cause its respective Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof.

Section 7.3 No Solicitation; Superior Proposals.

(a) Except as expressly permitted by this Section 7.3, RS shall not, and shall cause each of the RS Subsidiaries and shall direct each of its and their respective directors, officers, Affiliates and Representatives not to, directly or indirectly, (i) initiate or solicit or knowingly facilitate or encourage any inquiries, proposals or offers for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any Person relating to, any inquiry, proposal, offer or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) enter into or engage in, continue or otherwise participate in any discussions or negotiations with any Person regarding or otherwise in furtherance of, or furnish to any Person other than the CCI Parties or their Representatives, any information in connection with or for the purpose of encouraging or facilitating any inquiry, proposal, offer or other action that constitutes, or could reasonably be expected to lead to an Acquisition Proposal, (iii) release any Person from or fail to enforce any confidentiality agreement, standstill agreement or similar obligation (provided that RS shall be permitted to waive or not enforce any provision of any confidentiality agreement, standstill agreement or similar obligation to permit a Person to make a confidential Acquisition Proposal directly to the RS Board if the RS Board determines in good faith after consultation with outside legal counsel that any such failure to waive any such nonenforcement would be inconsistent with the RS directors’ duties under applicable Law), (iv) enter into any Alternative Acquisition Agreement, or (v) take any action to exempt any Person from any Takeover Statute or similar restrictive provision of the RS Charter, the bylaws of RS or the organizational documents or agreements of any RS Subsidiary. In furtherance of the foregoing, RS shall, and shall cause each RS Subsidiary and shall direct each of its and their respective Representatives to, immediately cease any discussions, negotiations or communications with any Person with respect to any Acquisition Proposal or potential Acquisition Proposal and use reasonable efforts to cause such Person to return or destroy all non-public information concerning RS and the RS Subsidiaries to the extent permitted pursuant to any confidentiality agreement with such Person and promptly terminate all physical and electronic data room access granted to such Person.

(b) Notwithstanding anything in this Agreement to the contrary, at any time prior to the time, but not after, the Stockholder Approval is obtained, RS and its Representatives may, in response to a bona fide written Acquisition Proposal that did not result from a breach of Section 7.3(a), (x) contact such Person to clarify the terms and conditions of such Acquisition Proposal and (y)(i) provide information in response to a request therefor by the Person who made such Acquisition Proposal, provided that (A) such information is provided pursuant to (and only pursuant to) one or more Acceptable NDAs, and (B) RS, prior to or concurrently with the time such information is provided, provides such information to CCI, and (ii) engage or participate in any discussions or negotiations with the Person who made such written Acquisition Proposal, if and only to the extent that, in each such case referred to in clause (i) or (ii) above, the RS Board has either determined that such Acquisition Proposal constitutes a Superior Proposal or determined in good faith after consultation with outside legal counsel and outside financial advisors that such Acquisition Proposal could reasonably be expected to lead to a Superior Proposal.

(c) RS will promptly (and in any event no later than 24 hours after receipt thereof) notify CCI in writing if (i) any Acquisition Proposal is received by RS or any RS Subsidiary, (ii) any request for information relating to RS or any RS Subsidiary is received by RS or any RS Subsidiary from any Person who informs RS or any RS Subsidiary that it is considering making or has made an Acquisition Proposal or (iii) any discussions or negotiations are sought to be initiated with RS or any RS Subsidiary regarding any Acquisition Proposal, and thereafter shall promptly (and in any event no later than 24 hours after the occurrence of such developments, discussions or negotiations or receipt of materials) keep CCI reasonably informed of all material developments, discussions and negotiations concerning any such Acquisition Proposal, request or inquiry.

(d) Except as expressly provided herein, neither the RS Board, nor any committee thereof, shall: (i) change, withhold, withdraw, qualify or modify or announce its intention to change, withhold, withdraw, qualify or modify, in each case in a manner adverse to CCI, the RS Board Recommendation, (ii) authorize, approve, endorse, declare advisable, adopt or recommend or announce its intention to authorize, approve, endorse, declare advisable, adopt or recommend, any Acquisition Proposal, (iii) authorize, cause or permit RS or any RS Subsidiary to enter into any Alternative Acquisition Agreement, (iv) publicly make a recommendation with respect to any tender offer or exchange offer for RS Common Stock other than a recommendation against such offer, or (v) fail to make the RS Board Recommendation or to include the RS Board Recommendation in the RS Solicitation Materials (any event described in clause (i)-(v), an “Adverse Recommendation Change”).

(e) Notwithstanding anything in this Agreement to the contrary, if RS receives an Acquisition Proposal, which Acquisition Proposal did not result from a breach of Section 7.3(a) and is not withdrawn, and the RS Board determines that such Acquisition Proposal constitutes a Superior Proposal and, after consultation with outside legal counsel and its financial advisor, that failure to effect an Adverse Recommendation Change in connection with such Superior Proposal or that failure to terminate this Agreement to enter into an Alternative Acquisition Agreement for such Superior Proposal would be inconsistent with the RS directors’ duties under applicable Law, then, provided that the Stockholder Approval has not yet been obtained, the RS Board may (x) effect an Adverse Recommendation Change and/or (y) enter into an Alternative Acquisition Agreement relating to or implementing the Superior Proposal and terminate this Agreement in accordance with Section 9.1(c)(ii) (Superior Proposal); provided, that, in the case of each of clause (x) and (y), the RS Board may not take action contemplated by this Section 7.3(e) unless:

(i) RS has notified CCI in writing that the RS Board intends to take such action at least five Business Days in advance of effecting an Adverse Recommendation

Change and/or entering into an Alternative Acquisition Agreement, which notice shall provide a summary of the material terms of the Superior Proposal, and attach the most current version of any Alternative Acquisition Agreement with respect to such Superior Proposal (including any amendments, supplements or modifications) between RS and the party making such Superior Proposal (a “RS Change Notice” (it being understood that a RS Change Notice shall not, itself, constitute an Adverse Recommendation Change)); and

(ii) during the five-Business-Day period following RS’s giving of such RS Change Notice, RS shall, and shall direct its outside financial and outside legal advisors to, negotiate in good faith with CCI (to the extent CCI wishes to negotiate) to make adjustments to the terms and conditions of this Agreement such that the Superior Proposal ceases to constitute (in the good faith determination of the RS Board, after consultation with outside legal counsel and outside financial advisors) a Superior Proposal; provided, that any amendment, supplement or modification to any Acquisition Proposal shall be deemed a new Acquisition Proposal and RS may not enter into any agreement relating to the Superior Proposal pursuant this Section 7.3(e) or make an Adverse Recommendation Change pursuant to this Section 7.3(e) or terminate this Agreement pursuant to Section 9.1(c)(ii) (Superior Proposal) unless RS has complied with the requirements of this Section 7.3(e) with respect to such new Acquisition Proposal including giving an additional RS Change Notice (except that the new negotiation period under this Section 7.3(e)(ii) shall be three Business Days instead of five Business Days). Notwithstanding anything in this Section 7.3(e)(ii), neither CCI’s acceptance nor rejection of RS’s offer to negotiate pursuant to this Section 7.3(e)(ii) shall have any bearing on CCI’s right to terminate this Agreement pursuant to Section 9.1(d)(ii) (Adverse Recommendation Change).

(f) Notwithstanding anything in this Agreement to the contrary, at any time after the date of this Agreement and before the Stockholder Approval is obtained, the RS Board may, if the RS Board determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the duties of directors under applicable Law, make an Adverse Recommendation Change in response to an Intervening Event; provided, that (i) prior to making such Adverse Recommendation Change, RS shall have (A) promptly notified CCI in writing of its intention to take such action (it being understood that such a notification shall not, itself, constitute an Adverse Recommendation Change), and (B) negotiated in good faith with CCI (if requested by CCI in writing) for five Business Days following such notice regarding any revisions to the terms of this Agreement proposed by CCI, and (ii) the RS Board shall not effect any Adverse Recommendation Change involving or relating to an Intervening Event unless, after the period of five Business Days described in the foregoing clause (B), the RS Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with the duties of the RS directors under applicable Law.

(g) Nothing in this Section 7.3 or elsewhere in this Agreement shall prevent the RS Board or the RS Parties, directly or indirectly, from (i) taking and disclosing to the stockholders of RS a position with respect to an Acquisition Proposal as contemplated by Rule 14e-2(a) promulgated under the Exchange Act, or (ii) making any required disclosure to the stockholders of RS under applicable Law, if the RS Board determines in good faith after consultation with its outside legal counsel that the failure to do so would be inconsistent with the duties of the RS directors under applicable Law; provided, however, that to the extent any such disclosure affirmatively addresses the approval, recommendation or declaration of advisability by the RS Board with respect to this Agreement or an Acquisition Proposal, such disclosure shall be deemed to be an Adverse Recommendation Change if not accompanied by an express public affirmation of the RS Board Recommendation.

(h) Notwithstanding anything to the contrary contained in this Agreement, none of RS, any RS Subsidiary or their respective Affiliates or Representatives shall reimburse or agree to reimburse the fees or expenses of any Person in connection with an Acquisition Proposal (including, for the avoidance of doubt, in connection with any Acceptable NDA but excluding, for the avoidance of doubt, in connection with any acquisition agreement or merger with respect to a Superior Proposal entered into pursuant to this Section 7.3 and resulting in termination of this Agreement pursuant to Section 9.1(c)).

(i) RS agrees that in the event any officer, director or financial advisor of RS or any RS Subsidiary, or any employee of RS or any RS Subsidiary acting at the direction of RS or any RS Subsidiary, takes any action that, if taken by RS would constitute a violation of this Section 7.3, then RS shall be deemed to be in violation of this Section 7.3.

(j) For purposes of this Agreement:

(i) “Acquisition Proposal” means any proposal or offer from any Person (other than CCI or any CCI Subsidiaries) made after the date of this Agreement, whether in one transaction or a series of related transactions, relating to any (A) merger, consolidation, share exchange, business combination or similar transaction involving RS or any RS Subsidiary that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X) representing 20% or more of the consolidated assets of RS, (B) sale or other disposition, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of RS or any RS Subsidiaries that are significant subsidiaries representing 20% or more of the consolidated assets of RS, (C) issue, sale or other disposition by RS of (including by way of merger, consolidation, share exchange, business combination or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the votes associated with the outstanding RS Common Stock, (D) tender offer or exchange offer in which any Person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the outstanding RS Common Stock, or (E) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to RS in which a third party shall acquire beneficial ownership of 20% or more of the outstanding shares of RS Common Stock; provided, however, that the term “Acquisition Proposal” shall not include (I) the Merger or any of the other transactions contemplated by this Agreement or (II) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among RS and one or more of the RS Subsidiaries or solely among the RS Subsidiaries.

(ii) “Intervening Event” means, with respect to RS, an Effect that materially affects the business, assets or operations of RS and the RS Subsidiaries, taken as a whole, that was not known to the RS Board (or, if known, the consequences of which were not reasonably foreseeable by the RS Board prior to the execution of this Agreement), which Effect becomes known to the RS Board prior to Stockholder Approval being obtained; provided, however, that in no event shall the following events, circumstances or changes in circumstances constitute an Intervening Event: (i) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof, and (ii) any Effect arising out of the announcement or pendency of, or any actions required to be taken pursuant to, this Agreement.

(iii) “Superior Proposal” means a written Acquisition Proposal (except for purposes of this definition, the references in the definition of “Acquisition Proposal” to “20%” shall be replaced with “50%”) that the RS Board determines in its good faith judgment (after consultation with its outside legal and financial advisors, and after taking into account (A) all of the terms and conditions of the Acquisition Proposal and this Agreement (as it may be proposed to be amended by CCI) and (B) the feasibility and certainty of consummation of such Acquisition Proposal on the terms proposed (taking into account such legal, financial, regulatory and other aspects of such Acquisition Proposal and conditions to consummation thereof as the RS Board determines in good faith to be material to such analysis)), to be more favorable from a financial point of view to the stockholders of RS (in their capacities as stockholders) than the Merger and the other transactions contemplated by this Agreement (as it may be proposed to be amended by CCI).

Section 7.4 Public Announcements. Except with respect to any Adverse Recommendation Change or any action taken pursuant to, and in accordance with, Section 7.1 or Section 7.3, so long as this Agreement is in effect, the Parties shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement, and none of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the other Parties’ consent (which consent shall not be unreasonably withheld, delayed or conditioned), provided, that a Party may, without obtaining the other Parties’ consent, issue such press release or make such public statement or filing as may be required by Law if it is not possible to consult with the other Party before doing so.

Section 7.5 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, CCI shall and shall cause each CCI Subsidiary and each of their respective Affiliates to, and RS shall and shall cause each RS Subsidiary and each of their respective Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Law or pursuant to any Contract to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including (i) taking all actions necessary to cause the conditions to Closing set forth in Article 8 to be satisfied, (ii) preparing and filing any applications, notices, registrations and requests as may be required or advisable to be filed with or submitted to any Governmental Authority in order to consummate the transactions contemplated by this Agreement, (iii) obtaining all necessary or advisable actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and the making of all necessary or advisable registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, (iv) subject to Section 7.6(c), defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible, and (v) executing and delivering any additional instruments reasonably necessary or advisable to consummate the Merger and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement; provided, that, notwithstanding anything to the contrary in this Agreement, no Party will have any obligation (A) to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or other disposition of any assets or businesses of such Party, any of its subsidiaries or their Affiliates or (B) otherwise to take or commit to take any actions that would limit the freedom of such Party, its subsidiaries (including subsidiaries of CCI after the Closing) or their Affiliates with respect to, or their ability to retain, one or more of their businesses, product lines or assets.

(b) In connection with and without limiting the foregoing Section 7.5(a), each of the Parties shall give (or shall cause their respective Affiliates to give) any notices to third parties, and each of the Parties shall use, and cause each of their respective Affiliates to use, its commercially reasonable efforts to obtain any third-party consents that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement. Each of the Parties will, and shall cause their respective Affiliates to, furnish to the other Parties such necessary information and reasonable assistance as the other Parties may request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with any Governmental Authority and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other Party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between such Party and any Governmental Authority with respect to this Agreement. To the extent reasonably practicable, the Parties or their Representatives shall have the right to review in advance and each of the Parties will consult the other Parties on, all the information relating to the other Parties and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, no Party shall, nor shall any Party permit its respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any investigation or other inquiry with respect to the Merger or the other transactions contemplated by this Agreement without giving the other Parties prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other Parties the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

(c) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Authority) with respect to the Merger and the other transactions contemplated by this Agreement, none of the Parties or any of their respective Representatives shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person other than commercially reasonable processing and consent fees and any other expenses required to be paid in connection with obtaining the consent or approval of any lender with respect to any Indebtedness set forth on Section 4.3(a)(iii) of the RS Disclosure Letter. Subject to the immediately foregoing sentence, the Parties shall cooperate with respect to reasonable accommodations that may be requested or appropriate to obtain such consents.

Section 7.6 Notification of Certain Matters; Transaction Litigation.

(a) The CCI Parties shall give prompt notice to RS, and the RS Parties shall give prompt notice to CCI, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement.

(b) The CCI Parties shall give prompt notice to RS, and the RS Parties shall give prompt notice to CCI, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date; provided, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Notwithstanding anything to the contrary in this Agreement, the failure by the RS Parties or the CCI Parties to provide such prompt notice under this Section 7.6(b) shall not constitute a breach of covenant for purposes of Section 8.2(b), Section 8.3(b), Section 9.1(c)(i) (CCI Terminating Breach), or Section 9.1(d)(i) (RS Terminating Breach).

(c) The CCI Parties shall give prompt notice to RS, and the RS Parties shall give prompt notice to CCI, of any Action commenced or, to such Party’s Knowledge, threatened against, relating to or involving such Party or any CCI Subsidiary or any RS Subsidiary or Contributed Entity, respectively, or any of their respective directors, officers or partners that relates to this Agreement, the Merger or the other transactions contemplated by this Agreement. RS shall give CCI the opportunity to reasonably participate in the defense and settlement of any Action against RS or its directors, officers or partners relating to this Agreement and the other transactions contemplated by this Agreement, and shall consider in good faith CCI’s advice with respect to such Action, and no settlement in respect of any such Action shall be agreed to without CCI’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 7.7 Indemnification; Directors’ and Officers’ Insurance.

(a) From the Merger Effective Time until the sixth anniversary of the Merger Effective Time, CCI shall honor and satisfy all rights to indemnification, advancement of expenses, and limitation of liability existing as of the Merger Effective Time in favor of any individual who, at or prior to the Merger Effective Time, was a limited liability company manager, director or officer of RS or any of the RS Subsidiaries or any of the Contributed Entities who, at the request of RS or any of the RS Subsidiaries or any of the Contributed Entities, served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, with such individual’s heirs, executors or administrators, the “Indemnified Parties”) to the fullest extent provided in the respective RS Governing Documents and other governing documents of RS or any RS Subsidiary or any Contributed Entity and any indemnification or similar agreement to which RS or any of the RS Subsidiaries or any of the Contributed Entities is a party or bound and as set forth in Section 7.7 of the RS Disclosure Letter, with regard to any pre-Closing actual or alleged acts, errors, omissions or claims by reason of their position; provided, that an Indemnified Party of a Contributed Entity, solely in its capacity as an Indemnified Party of a Contributed Entity, shall have no rights under this Section 7.7(a) with regard to any indemnification or advancement of expenses in excess of any insurance proceeds received by such Indemnified Party or any CCI Party from any claim under the Tail Policy arising out of any act, error, or omission that, as of the Closing Date, such Indemnified Party both had actual knowledge of, and knew either had already resulted in, or was reasonably likely to result in, a claim against such Contributed Entity or Indemnified Person, provided, further, that the limitation set forth in this proviso shall not apply to any claim relating to or arising from (x) the Merger or any of the transactions contemplated in this Agreement, including the Pre-Merger Transactions, or (y) any facts or other information disclosed in the Contributor/Contributed Entity Disclosure Letter referenced in the Internalization Agreement. These obligations shall survive the Merger and shall continue in full force and effect for a period of six years from the Merger Effective Time and such rights of the Indemnified Parties shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of the Indemnified Parties thereunder; provided, that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification, advancement of expenses, and limitation of liability in respect of any such claim or claims shall continue until final disposition of any and all such claims. Notwithstanding anything to the contrary set forth in this Agreement, CCI and the Surviving Entity, as applicable, (x) shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim against an Indemnified Party for which indemnification may be sought under this Section 7.7 without the Indemnified Party’s prior written consent (which consent may not be unreasonably withheld, delayed or conditioned) unless such settlement, compromise, consent or termination includes an unconditional release of such Indemnified Party from all lability arising out of such Action that is subject to indemnification under this Section 7.7, (y) shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned) and (z) shall not have any obligation hereunder to any Indemnified Party to the extent that such indemnification is prohibited by applicable Law.

(b) Prior to the Merger Effective Time, the RS Parties shall obtain pre-paid “tail” insurance policies for current and former limited liability company managers, directors and officers of RS or any of the RS Subsidiaries or any of the Contributed Entities (the cost and expense of which shall be a Transaction Expense), with a claims period of six years (management liability) and at least two years (fiduciary liability) from the Merger Effective Time (the “Tail Policy”), with the same coverage as the current management liability and fiduciary liability insurance maintained by the RS Parties and containing terms and conditions that are not less advantageous than such existing policies with respect to claims with respect to actions or omissions that occurred before or at the Merger Effective Time (including in connection with the transactions contemplated hereby), provided, the RS Parties will use commercially reasonable efforts to increase the aggregate amount of liability under the Tail Policy from $1,000,000 to up to $5,000,000. Surviving Entity shall, and CCI shall cause Surviving Entity to, maintain such tail insurance policies during their term. CCI shall take, and shall cause its Affiliates to pursue, all available recoveries under the Tail Policy relating to any claims or assertion of rights of an Indemnified Party under this Section 7.7 (including any claim by an Indemnified Party of a Contributed Entity that is subject to the proviso in the first sentence of Section 7.7(a)) upon becoming aware of any event or circumstance that would be reasonably expected to give rise thereto. Each Indemnified Party shall have the right to participate in any such recovery efforts relating to the Tail Policy.

(c) If CCI or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of CCI or the Surviving Entity, as applicable, assume the obligations set forth in this Section 7.7.

(d) The provisions of this Section 7.7 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party, shall be binding on all successors and assigns of CCI, RS and the Surviving Entity and shall not be amended in a manner that is adverse to the Indemnified Party without the prior written consent of the Indemnified Party affected thereby. The exculpation and indemnification provided for by this Section 7.7 shall not be deemed to be exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to applicable Law, Contract or otherwise.

Section 7.8 Dividends.

(a) In the event that a distribution with respect to the shares of RS Common Stock permitted under the terms of this Agreement has a record date prior to the Merger Effective Time and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such shares of RS Common Stock on the Closing Date immediately prior to the Merger Effective Time. RS shall coordinate with CCI on the declaration, setting of record dates and payment dates of dividends on RS Common Stock so that holders of RS Common Stock do not receive dividends on both RS Common Stock and CCI Common Stock received in the REIT Merger in respect of a single distribution period or fail to receive a dividend on either RS Common Stock or CCI Common Stock received in the REIT Merger in respect of a single distribution period.

(b) In the event that CCI shall declare or pay any dividend or other distribution that is expressly permitted pursuant to the proviso at the end of Section 6.2(b)(ii), it shall notify RS at least 20 days prior to the Closing Date, and RS shall be entitled to declare a dividend per share payable to holders of RS Common Stock, in an amount per share of RS Common Stock equal to the product of (A) the dividend declared by CCI with respect to each share of CCI Common Stock by (B) the Exchange Ratio. The record date and time and payment date and time for any dividend payable pursuant to this Section 7.8(b) shall be prior to the Closing Date.

Section 7.9 Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

Section 7.10 Tax Matters.

(a) Each of CCI and RS shall use its reasonable best efforts (before and, as applicable, after the Merger Effective Time) to cause the Merger to qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code.

(b) CCI and RS shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to such taxes, “Transfer Taxes”), and shall reasonably cooperate in attempting to minimize the amount of Transfer Taxes.

(c) Each of RS and CCI shall use its reasonable best efforts and shall cooperate with one another, as applicable, to obtain the opinions of counsel referred to in Section 8.2(f), Section 8.3(f) and Section 8.3(h). In connection with the foregoing, (i) RS shall deliver to the counsel that is delivering the opinion referred to in Section 8.2(f) or Section 8.3(f) a duly executed letter of representation customary for transactions of this type and reasonably satisfactory to such counsel (the “RS Tax Certificate”), (ii) CCI shall deliver to the counsel that is delivering the opinion referred to in Section 8.2(f) or Section 8.3(f) a duly executed letter of representation customary for transactions of this type and reasonably satisfactory to such counsel (the “CCI Tax Certificate”) and (iii) CCI shall deliver to the counsel that is delivering the opinion referred to in Section 8.3(h) a duly executed certificate to be relied upon by such counsel in issuing such opinion (the “Tax Officer’s Certificate”), in the case of each of clauses (i), (ii) and (iii), at such times as such counsel shall reasonably request.

(d) Each of the CCI Parties shall duly file in good faith any Tax Return of the RS Parties relating to any taxable period or portion of a taxable period ending on or before the Closing Date that is due after the Closing Date and shall prepare and file such Tax Returns on a basis consistent with the past practice of the RS Parties except as otherwise required by law.

Section 7.11 Release of Liens(a) . During the Interim Period, RS shall, and shall cause the RS Subsidiaries as applicable, to use commercially reasonable efforts to have the Liens set forth in Section 7.11 of the RS Disclosure Letter, released prior to the Closing, including by filing applicable financing statement amendments and security release documents, and, in connection therewith, the CCI Parties shall provide such reasonable cooperation as RS may request.

ARTICLE 8

CONDITIONS

Section 8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Parties to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by each of the Parties at or prior to the Merger Effective Time of the following conditions:

(a) Authorizations. All consents, authorizations, orders or approvals of each Governmental Authority necessary for the consummation of the Merger and the other transactions contemplated by this Agreement shall have been obtained and any applicable waiting periods in respect thereof shall have expired or been terminated.

(b) Stockholder Approval. The Stockholder Approval shall have been obtained in accordance with applicable Law and the applicable RS Governing Documents.

(c) No Injunctions or Restraints. No Order issued by any Governmental Authority of competent jurisdiction prohibiting consummation of the Merger shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority that, in any case, prohibits, restrains, enjoins or makes illegal the consummation of the Merger or the other transactions contemplated by this Agreement.

Section 8.2 Conditions to Obligations of the CCI Parties. The obligations of the CCI Parties to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by CCI, at or prior to the Merger Effective Time, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the RS Parties set forth in the Fundamental Representations (except the first sentence of Section 4.1(a) (Organization and Qualification; Subsidiaries) and Section 4.4(a)-(b) (Capital Structure)) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, (ii) the representations and warranties set forth in the first sentence of Section 4.1(a) (Organization and Qualification; Subsidiaries) and Section 4.4(a)-(b) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date, and (iii) each of the other representations and warranties of the RS Parties contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, except where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or RS Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a RS Material Adverse Effect; provided, however, that representations and warranties that are made as of a specific date shall be true and correct in accordance with clauses (i), (ii) and (iii) only on and as of such date.

(b) Performance of Covenants and Obligations of the RS Parties. The RS Parties shall have complied in all material respects with all agreements and covenants required to be performed by them under this Agreement on or prior to the Closing; provided, that all agreements and covenants with respect to the capitalization of the RS Parties, including as set forth in Section 6.1(b)(iv) and (vi) shall have been complied with in all but de minimis respects.

(c) Absence of Material Adverse Change. Since the date of this Agreement, no Effect shall have occurred that, individually or in the aggregate, constitutes, or would reasonably be expected to constitute, a RS Material Adverse Effect.

(d) Consents. RS shall have received the written consents identified on Section 8.2(d) of the RS Disclosure Letter in form and substance reasonably acceptable to CCI.

(e) Delivery of Certificate. RS shall have delivered to CCI a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of RS, certifying to the effect that the conditions set forth in Section 8.2(a)-(d) have been satisfied.

(f) Tax Opinion. CCI shall have received a written opinion of DLA Piper LLP (US), or other nationally recognized tax counsel to CCI, dated as of the Closing Date, in form and substance reasonably acceptable to CCI, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the REIT Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, DLA Piper LLP (US) may require and rely upon representations contained in the RS Tax Certificate and the CCI Tax Certificate.

(g) Limited Partner Approval. The Limited Partner Approval shall have been obtained in a manner that complies with applicable Law and the applicable RS Governing Documents.

(h) Pre-Merger Transactions. The Pre-Merger Transactions shall have been consummated pursuant to and in accordance with the terms and conditions set forth in the Internalization Agreement.

(i) Number of “Purchasers” of REIT Merger Consideration. CCI has determined that there are no more than 35 “purchasers” (as calculated pursuant to Section 501(e) of Regulation D) entitled to receive the REIT Merger Consideration.

(j) Number of “Purchasers” of Partnership Merger Consideration. CCI has determined that there are no more than 35 “purchasers” (as calculated pursuant to Section 501(e) of Regulation D) entitled to receive the Partnership Merger Consideration.

Section 8.3 Conditions to Obligations of RS Parties. The obligations of the RS Parties to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by RS at or prior to the Merger Effective Time, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the CCI Parties set forth in the Fundamental Representations (except the first sentence of Section 5.1(a) (Organization and Qualification; Subsidiaries) and Section 5.4(a)-(b) (Capital Structure)) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, (ii) the representations and warranties set forth in the first sentence of Section 5.1(a) (Organization and Qualification; Subsidiaries) and Section 5.4(a)-(b) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date, and (iii) each of the other representations and warranties of the CCI Parties contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, except where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or CCI Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a CCI Material Adverse Effect; provided, however, that representations and warranties that are made as of a specific date shall be true and correct in accordance with clauses (i) through (iii) only on and as of such date.

(b) Performance of Covenants and Obligations of the CCI Parties. The CCI Parties shall have complied in all material respects with all agreements and covenants required to be performed by them under this Agreement on or prior to the Closing.

(c) Absence of Material Adverse Change. Since the date of this Agreement, no Effect shall have occurred that, individually or in the aggregate, constitutes, or would reasonably be expected to constitute, a CCI Material Adverse Effect.

(d) Consents. CCI shall have received the written consents identified on Section 8.3(d) of the CCI Disclosure Letter in form and substance reasonably acceptable to RS.

(e) Delivery of Certificate. CCI shall have delivered to RS a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of CCI certifying to the effect that the conditions set forth in Section 8.3(a)-(d) have been satisfied.

(f) Tax Opinion. RS shall have received a written opinion of Mayer Brown LLP, or other nationally recognized tax counsel to RS, dated as of the Closing Date, in form and substance reasonably acceptable to RS, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the REIT Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, Mayer Brown LLP may require and rely upon representations contained in the RS Tax Certificate and the CCI Tax Certificate.

(g) Tax Officer’s Certificate. CCI shall have delivered the Tax Officer’s Certificate to DLA Piper LLP (US), or other nationally recognized tax counsel to CCI, and delivered a copy of such Tax Officer’s Certificate to RS.

(h) REIT Tax Opinion. CCI shall have (i) received a “will” level tax opinion as to the REIT qualification of CCI from DLA Piper LLP (US), or other nationally recognized tax counsel to CCI, which opinion shall be dated as of the Closing Date, to the effect that commencing with CCI’s taxable year ending December 31, 2019, through the taxable year ended 2024, CCI has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and CCI’s current and proposed method of operation (as represented by CCI in the Tax Officer’s Certificate) will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code (determined as if such period were a separate taxable year but without regard to any REIT distribution requirements, the Merger at the Closing or actions taken after the Closing) and (ii) delivered a copy of such opinion to RS.

ARTICLE 9

TERMINATION, FEES AND EXPENSES, AMENDMENT AND WAIVER

Section 9.1 Termination. This Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Merger Effective Time, notwithstanding receipt of the Stockholder Approval (except as otherwise specified in this Section 9.1):

(a) by mutual written consent of each of CCI and RS;

(b) by either CCI or RS:

(i) if the Merger shall not have occurred on or before 11:59 p.m., New York City time, on the date that is November 25, 2025 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party if the failure of such Party to perform or comply in all material respects with the obligations, covenants or agreements of such Party set forth in this Agreement shall have been the primary cause of, or resulted in, the failure of the Merger to be consummated by the Outside Date; or

(ii) if any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order shall have become final and nonappealable.

(c) by RS:

(i) if a breach of any representation or warranty or failure to perform or comply with any obligation, covenant or agreement on the part of a CCI Party set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 8.1 or Section 8.3 not to be satisfied (a “CCI Terminating Breach”), which breach or failure to perform or comply cannot be cured, or, if capable of cure, has not been cured by the earlier of 20 days following written notice thereof from RS to CCI and two Business Days before the Outside Date; provided, however, that RS shall not have such right to terminate this Agreement if a RS Terminating Breach shall have occurred and be continuing at the time RS delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(c)(i); or

(ii) at any time before the Stockholder Approval is obtained, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with the provisions of Section 7.3; provided, however, that RS shall have complied in all material respects with Section 7.3(a) and shall have paid or shall concurrently pay to CCI in full the Termination Payment in accordance with Section 9.3.

(d) by CCI:

(i) if a breach of any representation or warranty or failure to perform or comply with any obligation, covenant or agreement on the part of a RS Party set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 8.1 or Section 8.2 not to be satisfied (a “RS Terminating Breach”), which breach or failure to perform or comply cannot be cured, or if capable of cure, has not been cured by the earlier of 20 days following written notice thereof from CCI to RS and two Business Days before the Outside Date; provided, however, that CCI shall not have such right to terminate this Agreement if a CCI Terminating Breach shall have occurred and be continuing at the time CCI delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(d)(i);

(ii) at any time prior to the receipt of the Stockholder Approval, if (A) the RS Board has made an Adverse Recommendation Change or (B) RS shall have breached or failed to comply in any material respect with any of its obligations under Section 7.3(a); or

(iii) if the Limited Partner Approval shall not have been obtained within 120 days of the record date for determining limited partners entitled to provide the Limited Partner Approval; provided, that the right to terminate this Agreement under this Section 9.1(d)(iii) shall not be available if the failure to receive Limited Partner Approval was primarily due to the failure of a CCI Party to perform or comply in all material respects with any of its obligations, covenants or agreements under this Agreement.

Section 9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Parties, in accordance with the provisions of Section 10.2, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the CCI Parties or the RS Parties, except that the Confidentiality Agreement and the provisions of Section 4.21 (No Other Representations and Warranties; Non-Reliance), Section 5.20 (No Other Representations and Warranties; Non-Reliance), this Section 9.2, Section 9.3 (Fees and Expenses) and Article 10 (General Provisions)

shall survive the termination of this Agreement; provided, that no such termination shall relieve any Party from any liability or damages resulting from any intentional common law fraud or any willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, in which case the non-breaching Party shall be entitled to all rights and remedies available at Law or in equity (which, in the case of the RS Parties, includes any loss of premium by the RS stockholders and the RSOP limited partners).

Section 9.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 9.3, all fees and expenses shall be paid by the Party incurring such fees or expenses, whether or not the Merger is consummated.

(b) In the event that this Agreement is terminated:

(i) (A)(x) by CCI pursuant to Section 9.1(d)(i) (RS Terminating Breach), and after the date hereof and prior to the breach or failure to perform giving rise to such right of termination, a bona fide Acquisition Proposal (which, for all purposes of this Section 9.3(b)(i), all percentages included in the definition of “Acquisition Proposal” increased to 50%) has been publicly announced, disclosed or otherwise communicated to the RS Board, (y) by CCI or RS pursuant to Section 9.1(b)(i) (Outside Date), and after the date of this Agreement but prior to such termination, a bona fide Acquisition Proposal has been publicly announced, disclosed or otherwise communicated to the RS Board, or (z) by CCI pursuant to Section 9.1(d)(iii) (Failure to Obtain Limited Partner Approval), and after the date of this Agreement but prior to such termination, a bona fide Acquisition Proposal has been publicly announced, disclosed or otherwise communicated to the RS Board or the RSOP limited partners and (B) within 12 months after the date of such termination, an Acquisition Proposal is consummated or RS enters into a definitive agreement in respect of an Acquisition Proposal that is later consummated, the RS Parties shall pay to CCI an amount equal to the Termination Payment;

(ii) by RS pursuant to Section 9.1(c)(ii) (Superior Proposal), then the RS Parties shall pay to CCI an amount equal to the Termination Payment; or

(iii) by CCI pursuant to Section 9.1(d)(ii) (Adverse Recommendation Change), then the RS Parties shall pay to CCI an amount equal to the Termination Payment.

(c) Termination Payment. The Parties agree and acknowledge that in no event shall the RS Parties be required to pay the applicable Termination Payment on more than one occasion. Payment of the Termination Payment shall be made by wire transfer of same day funds to the account or accounts designated by CCI, (i) in the case of any amount payable pursuant to Section 9.3(b)(i), immediately prior to or concurrently with the consummation of any Acquisition Proposal; (ii) immediately prior to or concurrently with termination in the case of any amount payable pursuant to Section 9.3(b)(ii) or if such day is not a Business Day, no later than the immediately following Business Day; and (iii) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of any amount payable pursuant to Section 9.3(b)(iii); provided that in the case of each of the foregoing clauses (i), (ii) and (iii), in the event CCI shall not have provided notice to the RS Parties designating the account or accounts to which the Termination Payment is to be paid on or prior to the second Business Day immediately preceding the last day that payment under the applicable clause is required to be made, the Termination Payment shall be required to be paid by the date of the second Business Day immediately following the date that such notice is provided to the RS Parties.

(d) Notwithstanding anything in this Agreement to the contrary, in the event that the Termination Payment becomes payable and is paid hereunder, then such payment shall be CCI’s and its Affiliates’ sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against the RS Parties in respect of this Agreement, any agreement executed in connection herewith, and the transactions contemplated hereby and thereby, except in the case of intentional common law fraud or any willful and material breach of any of the RS Parties of their representations, warranties, covenants or agreements set forth in this Agreement.

(e) Each of the Parties acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the other Parties would not enter into this Agreement. In the event that the RS Parties shall fail to pay the applicable Termination Payment when due, the RS Parties shall reimburse CCI for all reasonable costs and expenses actually incurred or accrued by CCI (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.3. Further, if a RS Party fails to timely pay any amount due to CCI pursuant to Section 9.3(b) and, in order to obtain the payment, CCI commences an Action that results in a judgment against a RS Party for the payment set forth in this Section 9.3, the RS Parties shall pay to CCI its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at a rate per annum equal to 500 basis points above the prime rate published in the Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

(f) If the RS Parties become obligated to make a Termination Payment under this Section 9.3, then, if requested by CCI, the RS Parties shall deposit into escrow an amount in cash equal to the Termination Payment with an escrow agent selected by CCI, after reasonable consultation with the RS Parties, and pursuant to a written escrow agreement (the “Escrow Agreement”) reflecting the terms set forth in this Section 9.3(f) and otherwise reasonably acceptable to RS and the escrow agent. The payment or deposit into escrow of the Termination Payment shall be made by the RS Parties in accordance with the timing set forth in Section 9.3(c) or, at CCI’s reasonable request, promptly after receipt of notice from RS that the Escrow Agreement has been executed by the parties thereto. The Escrow Agreement shall provide that the Termination Payment in escrow or the applicable portion thereof shall be released to CCI on an annual basis based upon the delivery by CCI to the escrow agent of any one of the following:

(i) a letter from CCI’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to CCI without causing CCI to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the applicable taxable year of CCI determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A)-(I) or 856(c)(3)(A)-(I) of the Code (such income, “Qualifying REIT Income”), in which case the escrow agent shall release to CCI such maximum amount stated in the accountant’s letter;

(ii) a letter from CCI’s counsel indicating that CCI received a private letter ruling from the IRS holding that the receipt by CCI of the Termination Payment would either constitute Qualifying REIT Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to CCI the remainder of the Termination Payment; or

(iii) a letter from CCI’s counsel indicating that CCI has received a tax opinion from CCI’s outside counsel or accountant, respectively, to the effect that the receipt by CCI of the Termination Payment should either constitute Qualifying REIT Income or should be excluded from gross income within the meaning of Section 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to CCI the remainder of the Termination Payment.

The RS Parties agree to cooperate in good faith to amend this Section 9.3(f) at the reasonable request of CCI in order to (A) maximize the portion of the Termination Payment that may be distributed to CCI hereunder without causing CCI to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (B) improve CCI’s chances of securing the favorable private letter ruling from the IRS described in this Section 9.3(f) or (C) assist CCI in obtaining the favorable tax opinion from its outside counsel or accountant described in this Section 9.3(f). The Escrow Agreement shall provide that CCI shall bear all costs and expenses under the Escrow Agreement. The RS Parties shall not be a party to the Escrow Agreement and shall not bear any liability, cost or expense resulting directly or indirectly from the Escrow Agreement (other than any Taxes imposed on the RS Parties in connection therewith relating to any proceeds RS actually receives from the investment of the funds placed in escrow, if any).

ARTICLE 10

GENERAL PROVISIONS

Section 10.1 Survival of Representations and Warranties; Nonsurvival of Certain Covenants. The representations and warranties set forth in this Agreement shall survive until the first anniversary of the Merger Effective Time. The covenants to be performed prior to or at the Closing shall terminate at the Closing. This Section 10.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the Merger Effective Time or the full force and effect of Article 1, this Article 10 or the definitions of capitalized terms not substantively defined in Article 1.

Section 10.2 Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given or made on the date of receipt by the recipient thereof if received on or prior to 11:59 p.m., New York City time, if delivered personally, sent by overnight courier (providing proof of delivery) to the Parties or sent by e-mail of a portable document form (pdf) attachment (providing confirmation of transmission (other than by automatic response)) at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a) if to any RS Party:

RealSource Properties, Inc.

2089 E Fort Union Blvd.

Salt Lake City, UT 84121

Attn: Kelly Randall

Email: kelly@realsource.net

with copies (which shall not constitute notice) to:

Mayer Brown LLP

201 South Main Street, Suite 1100

Salt Lake City, Utah 84111

Attn: Sam Gardiner

E-mail: sgardiner@mayerbrown.com

(b) if to any CCI Party to:

Cottonwood Communities, Inc.

1245 East Brickyard Road, Suite 250

Salt Lake City, UT 84106

Attn: Gregg Christensen

with copies (which shall not constitute notice) to:

Robert H. Bergdolt

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, NC 27612

(c) if to the RS Representative to:

RealSource Advisor Holdings, LLC

2089 E Fort Union Blvd.

Salt Lake City, UT 84121

Attn: Nathan Hanks

E-mail: nate@realsource.net

Section 10.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (electronically by email or facsimile) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in portable document form (pdf), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the CCI Disclosure Letter and the RS Disclosure Letter) and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement and (b) except for the provisions of Section 7.7 (Indemnification; Directors’ and Officers’ Insurance), which are for the benefit of the Indemnified Parties, are not intended to confer upon any Person other than the Parties hereto any rights or remedies. The representations and warranties in this Agreement are the product of negotiations among the Parties and any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.6 without notice or liability to any other Person. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.6 Amendment; Extension; Waiver. At any time prior to the Merger Effective Time, the Parties may, to the extent permitted under applicable Law and except as otherwise set forth herein, (a) amend any provision of this Agreement, (b) extend the time for the performance of any of the obligations or other acts of the other Parties, (c) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement or (d) waive compliance with any of the agreements or conditions contained in this Agreement. Any such amendment of this Agreement shall be valid only if specifically set forth in an instrument in writing signed on behalf of all Parties. Any such grant by a Party of an extension or waiver in respect of any provision of this Agreement shall be valid only if specifically set forth in an instrument in writing by such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 10.7 Governing Law; Venue.

(a) This Agreement, and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to its conflicts of laws principles (whether the State of Maryland or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Maryland).

(b) All disputes arising out of or relating to this Agreement shall be heard and determined exclusively in any Maryland state or federal court. Each of the Parties hereby irrevocably and unconditionally (i) submits to the exclusive jurisdiction of any such Maryland state or federal court for the purpose of any Action arising out of or relating to this Agreement brought by any Party, (ii) agrees not to commence any such Action except in such courts, (iii) agrees that any claim in respect of any Action may be heard and determined in any such Maryland state or federal court, (iv) waives, to the fullest extent permitted by applicable Law, any objection that it may now or hereafter have to the laying of venue of any such Action, (v) waives, to the fullest extent permitted by applicable Law, the defense of an inconvenient forum to the maintenance of such dispute and (vi) agrees, with respect to any Action filed in a Maryland state court, to jointly request an assignment to the Maryland Business and Technology Case Management Program. Each of the Parties agrees that a final judgment in any such dispute shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 10.2. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

Section 10.8 Assignment. Except as may be required to satisfy the obligations contemplated by Section 7.7 (Indemnification; Directors’ and Officers’ Insurance), neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the other Parties. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns, and any attempted or purported assignment or delegation in violation of this Section 10.8 shall be null and void.

Section 10.9 Specific Performance. The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the effective time of any termination of this Agreement pursuant to Article 9, each Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which such Party is entitled at Law or in equity. In the event that any Action should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

Section 10.10 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED

HEREBY OR THEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) ACKNOWLEDGES THAT IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER AND THAT IT MAKES THIS WAIVER VOLUNTARILY AND (C) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.10.

Section 10.11 Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

Section 10.12 RS Representative. RealSource Advisor Holdings, LLC is hereby appointed as the RS Representative as agent and attorney in fact for and on behalf of each of the RS Securityholders. Without limiting the generality of the foregoing, the RS Representative has full power and authority, on behalf of each RS Securityholder and its successors and assigns, to (i) interpret the terms and provisions of this Agreement; (ii) execute and deliver all agreements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by this Agreement; (iii) receive service of process in connection with any claims under this Agreement; (iv) agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to such claims, and to take all actions necessary or appropriate in the judgment of the RS Representative for the accomplishment of the foregoing; (v) give and receive notices and communications; (vi) engage counsel, and such accountants and other advisors or experts for the RS Securityholders and incur such other expenses on behalf of the RS Securityholders in connection with this Agreement and the transactions contemplated hereby as the RS Representative may deem appropriate; and (vii) take all actions necessary or appropriate in the judgment of RS Representative on behalf of the RS Securityholders in connection with this Agreement including but not limited to those set forth in Section 3.1. If a Person serving as the RS Representative resigns or for any other reason ceases to serve in such capacity, then the holders of a majority of the shares of RS Common Stock as of immediately prior to the Merger Effective Time shall appoint a successor RS Representative by majority vote among those that vote. By accepting the benefits of the REIT Merger or the Partnership Merger, including the right to receive the consideration payable in connection with the REIT Merger or the Partnership Merger, as applicable, each RS Securityholder grants unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or desirable to be done in connection with the specific and limited matters described above, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that the RS Representative may lawfully do or cause to be done by virtue hereof. Each RS Securityholder further acknowledges and agrees that, upon execution of this Agreement, with respect to any delivery by the RS Representative of any documents executed by the RS Representative pursuant to this Agreement, such RS Securityholder shall be bound by such documents as fully as if such

RS Securityholder had executed and delivered such documents. Each RS Securityholder hereby agrees to receive correspondence from the RS Representative, including in electronic form. Each RS Securityholder acknowledges and agrees that the RS Representative shall not be obligated to take any actions and shall be entitled to take such actions as the RS Representative deems appropriate in the RS Representative’s sole discretion. No Person serving as the RS Representative shall have any liability to any Person in connection with any act or omission as the RS Representative, except for such Person’s willful misconduct or gross negligence. The RS Representative shall not have any implied duties (including fiduciary duties) or obligations. The RS Representative may rely upon any instrument that the RS Representative in good faith believes to be genuine. The RS Representative may consult legal counsel selected by it in the event of any dispute or question relating to this Agreement or any of the transactions or documents contemplated in connection with this Agreement, or in connection with the conduct of the RS Representative’s duties. A decision, act, consent or instruction of the RS Representative shall constitute a decision of all RS Securityholders and shall be final, binding and conclusive upon each such RS Securityholder. The RS Parties, the CCI Parties and their respective Affiliates may rely upon any decision, act, consent or instruction of the RS Representative as being the decision, act, consent or instruction of each and every RS Securityholder. In furtherance of the foregoing, any reference to a power of RS Securityholders under this Agreement, to be exercised or otherwise taken, shall be a power vested in the RS Representative.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective duly authorized officers, all as of the date first written above.

COTTONWOOD COMMUNITIES, INC.

By:	/s/ Enzio Cassinis
Name:	Enzio Cassinis
Title:	President

COTTONWOOD COMMUNITIES GP SUBSIDIARY, LLC

By:	COTTONWOOD COMMUNITIES, INC., its sole member

	By:	/s/ Enzio Cassinis
Name: Enzio Cassinis
Title: President

COTTONWOOD RESIDENTIAL O.P., LP

By:	COTTONWOOD COMMUNITIES GP SUBSIDIARY, LLC, its general partner

By:	COTTONWOOD COMMUNITIES, INC., its sole member

	By:	/s/ Enzio Cassinis
Name: Enzio Cassinis
Title: President

[Signature page to Agreement and Plan of Merger]

REALSOURCE PROPERTIES, INC.

By:	/s/ V. Kelly Randall
Name:	V. Kelly Randall
Title:	President

REALSOURCE PROPERTIES OP, LP

By:	REALSOURCE PROPERTIES, INC., its general partner

	By:	/s/ V. Kelly Randall
Name: V. Kelly Randall
Title: President

REALSOURCE ADVISOR HOLDINGS, LLC

By: NWH Management, LLC, its Manager

	By:	/s/ Nathan Hanks
Name: Nathan Hanks
Title: Authorized Person

[Signature page to Agreement and Plan of Merger]